AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON *

                             REGISTRATION NO. 333-92445

            -----------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                               AMENDMENT NO. 1 TO

                                   FORM S-4

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                            ------------------------


                       Sixth Business Service Group, Inc.
             (Exact name of registrant as specified in its charter)

------------------------------------------------------------------------------
         Florida                          6770                  Applied For
------------------------------  -------------------------   ------------------
State or other jurisdiction of      PRIMARY STANDARD         I.R.S. Employer
incorporation or organization   INDUSTRIAL CLASSIFICATION   Identification No.
                                      CODE NUMBER
------------------------------------------------------------------------------

                              2503 W. Gardner Ct.
                               Tampa, FL  33611
                                 813. 831-9348
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                             Michael T. Williams
                                  PRESIDENT
                      Sixth Business Service Group, Inc.
                             2503 W. Gardner Ct.
                               Tampa, FL 33611
                           TELEPHONE: 813.831.9348
   (Name, address, including zip code, and telephone number, including area code, of agent for service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As promptly as practicable after this registration statement becomes effective and after the closing of the merger of the proposed merger described in this registration statement.

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b, under the securities act, check the following box and list the securities act registration statement number of the earlier effective registration statement for the same offering.
*[  ] *registration number, _____________

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the securities act, check the following box and list the securities act registration statement number of the earlier effective registration statement for the same offering. *[ ] *registration number, _____________

      If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. *[ ]

=============================================================================

                         CALCULATION OF REGISTRATION FEE

======================================================================================================================
 Title of each class of                                                     Proposed maximum
    securities to be         Amount to be          Proposed maximum      aggregate offering price       Amount of
       registered             registered        offering price per unit                            registration fee
========================= ==================== ======================== ========================= ====================
Common Stock, $0.01 per
    share par value            9,790,000                 N/A                 $7,309,920 (2)          $1,929.82 (3)
======================================================================================================================

(1) The maximum number of shares of common stock of Registrant which may be issued to former holders of shares of common stock of Telesource International, Inc. pursuant to the merger described herein.

(2) The registration fee has been calculated pursuant to Rule 457(f)(2). As of December 31, 1999, Telesource International had retained earnings of $6,519,496. The book value of the shares to be registered is $7,309,920. In addition, Telesource International's common stock has a par value of $0.01 per share. Accordingly, the maximum offering price has been determined to be the book value of the securities to be registered.

(3) This fee has been calculated pursuant to Section 6(b) of the Securities Act, as .0264 of one percent of $7,309,920.

=============================================================================
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.
=============================================================================

                         TELESOURCE INTERNATIONAL INC.

                     INFORMATION STATEMENT FOR SHAREHOLDERS

                       SIXTH BUSINESS SERVICE GROUP, INC.

                                  PROSPECTUS

                        SOLICITATION OF WRITTEN CONSENTS

	NOTICE IS HEREBY GIVEN that in accordance with the provisions of Florida law, you are asked to consider and give your written consent to a proposal to approve:

  * The merger agreement and plan of reorganization dated as of _________ between Telesource International, Inc., a Delaware corporation, and Sixth Business Service Group, Inc., a Florida corporation.

  * The articles of merger which will be filed with the offices of the secretary of state of the state of Delaware.

        The total number of shares of common stock that Sixth Business Service Group will issue to all of the Telesource International shareholders in the merger is 9,790,000. This number will represent 97.9% of the outstanding
Sixth Business Service Group common stock after the merger. All Telesource International shareholders other than Sayed Hamid Behbehani & Sons Co.
W.L.L. ("SHBC") and affiliates currently own 36.61% of Telesource International stock and will own 36.61% of Sixth Business Service Group common stock after the merger as a result of SHBC's agreement to absorb all dilution in connection with the merger. SHBC, including beneficially owned stock, will own 6,129,000 shares of Sixth Business Service Group common stock, or 61.3% of all Sixth Business Service Group stock outstanding, after the merger is completed.

	Prior to the closing of the merger, Sixth Business Service Group will

                * Reincorporate in Delaware
                * Change its name to Telesource International, Inc.
                * Adopt Telesource International's articles of incorporation and bylaws
                * Elect, effective upon the effectiveness of the merger, a new board of directors to consist of the current directors of Telesource International.

        Sixth Business Service Group will be subject to reporting requirements of the securities exchange act of 1934 after the merger as a result of its filing of a form 8-A electing to be a reporting company subject to the requirements of the 1934 act.

	In anticipation of closing of the merger, Sixth Business Service Group will seek to become listed on the over the counter bulletin board under the symbol "****". If and when listed, the Telesource
International shareholders will hold shares of a publicly-traded Delaware corporation subject to compliance with the reporting requirements of the 1934 Act. Because the state of incorporation, articles and bylaws of Sixth Business Service Group will be the same as those of Telesource International prior to the merger, the rights of shareholders of Telesource International will not change as a result of the merger.

Assuming consents are secured from shareholders owning more than 50% of the stock of Telesource International, shareholders who did not consent to the merger will, by otherwise complying with Delaware corporate law, be entitled to dissenters' rights with respect to the proposed merger. No consents will be solicited or accepted until after the effective date of this information statement/prospectus.

In the materials accompanying this letter, you will find an information statement/prospectus relating to the merger proposal and a form of written consent. The information statement/prospectus more fully describes the proposal and includes information about Sixth Business Service Group and Telesource International. I urge you to read the information contained in the accompanying information statement/prospectus.

If the required approvals of the shareholders of Telesource International are received and all other conditions to the closing of the merger are satisfied or waived, the merger is anticipated to close ____.

The board of directors of Telesource International has determined that the merger is fair to Telesource International and in the best interests of the Telesource International's shareholders. The board of directors of Telesource International has unanimously approved a merger between Telesource International and Sixth Business Service Group, Inc. Sixth Business Service Group has committed to file to have its stock is quoted on the over-the-counter bulletin board of the Nasdaq Stock Market Inc., under the symbol "*BBB symbol."

     Your board of directors has determined that the merger is fair to you and in your best interests.

        Because Sixth Business Service Group is a company whose securities will be quoted on the bulletin board, the Telesource International board believes that the merger will

        * Increase the visibility of Telesource International's business, which could be helpful in further developing and commercializing Telesource International's products.

        * Facilitate Telesource International's ability to raise capital in the public markets

        * Potentially improve Telesource International's shareholders' ability to sell their shares in the over-the-counter market.

Accordingly, the board of directors of Telesource International has unanimously approved the merger agreement and the board unanimously recommends that you vote in favor of these items.

        The board of directors has fixed the close of business on ___, as the record date for the determination of shareholders of Telesource
International entitled to notice of and to vote on the merger proposal.
This date will occur after this registration statement is declared effective. Only holders of record of Telesource International common stock on the record date are entitled to give or withhold their consents.

        You can ensure that your consent is considered by signing and dating the enclosed consent and sending it to the Secretary of Telesource International at Telesource International' headquarters, at 860 Parkview Blvd., Lombard, IL 60148, 630-620-4787 x222.

        You will be notified within 10 days of the date that consents are received from shareholders owning more than 50% of the stock of Telesource International.


        The proposed merger is a very complex transaction with a number of risks and uncertainties associated with it. This document provides you with detailed information about the proposed merger. We strongly urge you to read and consider carefully this document in its entirety, especially the matters referred to under "risk factors"` beginning on page 11.

	Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved the Sixth Business Service Group common stock to be issued in the merger or if this information statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

 	The date of this information statement/prospectus is _____________, and it is first being mailed to Telesource International shareholders on or about *date mailed.

Cautionary Statement

	This registration statement on Form S-4 contains "forward-looking statements", as defined by the Private Securities Litigation Reform Act of 1995, in order to provide investors with prospective information about the Company. For this purpose, any statements which are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors which could cause the Company's actual results and events to differ materially from those indicated by the forward-looking statements. These factors include, without limitation, those set forth below under the caption "Certain Factors That May Affect Future Results".

Other Information for Telesource International Stockholders:
------------------------------------------------------------

      * The prospectus incorporates important business and financial information that is not included in or delivered with the document. This information is available without charge to security holders upon written or oral request. Send your request to:

		Bud Curley
		Telesource International
		860 Parkview Blvd.
		Lombard, IL 60148
		630-620-4787 x222
		bcurley@yahoo.com

      * Do not send in your Telesource International stock certificates now. If the merger is completed, we will send you written instructions for exchanging your share articles.

      * The merger has been structured as a tax-free reorganization. The tax basis in your Telesource International common stock will carryover and become the tax basis in your new shares of Sixth Business Service Group common stock.


      * Like Telesource International, Sixth Business Service Group has never paid any dividends.

      * If you have any questions about the merger, please call Nidal Zayed with Telesource International at 630-620-4787 x240 or Bud Curley at 630-620-4787 or x222.

Dealer prospectus delivery obligation

	Until          ,  all dealers that effect transactions in these
securities, whether or not participating in this offering, are required to deliver a prospectus.


                                   SUMMARY

	This summary highlights selected information from this information statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you.

	In the merger, Telesource International's shareholders will merge shares with Sixth Business Service Group, and Sixth Business Service Group will be the surviving company.

	The merger agreement is attached as annex A to this document. We encourage you to read the merger agreement, as it is the legal document that governs the merger.

The companies.
--------------

        Sixth Business Service Group
	2503 W. Gardner Ct.
	Tampa, FL  33611
	Telephone 813/831-9348

	We were organized under the laws of the state of Florida in April 1999. Since inception, our primary activity has been directed to organizational efforts. We were formed as a vehicle to acquire through a registered securities offering a private company desiring to become an SEC reporting company in order thereafter to secure a listing on the over the counter bulletin board.

        Telesource International
	860 Parkview Blvd.
	Lombard, IL 60148

 	Telesource International was incorporated in Delaware in 1994. Telesource International is an international engineering and construction company, which is in the business of constructing projects, which range from single family housing units to electrical power generation plants. In the Commonwealth of Mariana Islands we also operate a diesel fired electric power generation plant for the sale of electricity to the local power grid. Our facility in Lombard annually handles the procurement, export and shipping of several millions of dollars worth of U.S. fabricated products for use by our subsidiaries or for resale to customers outside of the mainland. Telesource International was formed in 1994 to facilitate various intra-corporate activities and, until July 1999, was a wholly owned subsidiary of SHBC, a Kuwait-based civil, electrical and mechanical construction company.

        We conduct our operations primarily through subsidiaries. We currently have two subsidiaries. Our Mariana subsidiary, Telesource International CNMI Inc., handles construction and management of our power facilities in the Common Wealth of Mariana Islands. Our second subsidiary, Commsource International Inc., is an international export company that facilitates the purchase of equipment fabricated in the U.S. Our branch offices in Guam, Telesource International Pacifica and Pacifica Power Resources, a trading company, were created to take advantage of opportunities we believe will be available there.

Telesource International has three main operating segments: construction services, trading activities and power generation. The power generation activities commenced in March 1999.

Telesource International's reasons for the merger
-------------------------------------------------

      * Increase the visibility of Telesource International's business, which could be helpful in further developing and commercializing Telesource International's products.

      * Facilitate Telesource International's ability to raise capital in the public markets.

      * Potentially improve Telesource International's shareholders' ability to sell their shares in the over-the-counter market.

Comparison of the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates and the vote required for approval of the merger.
---------------------------------------------------------------------------

	The majority of Sixth Business Service Group's shares are held by its director and executive officers and their affiliates. A majority vote of the issued and outstanding shares is required to approve the merger. Shareholders owning a majority of our common stock have executed a written consent voting to approve the merger. No further consent of you or any of the shareholders of Sixth Business Service Group is necessary to approve the merger under the laws of the state of Florida or Delaware.

	3.71% of Telesource International's shares are held by its directors, executive officers and their affiliates. A majority vote of the issued and outstanding shares is required to approve the merger. Assuming consents are secured from shareholders owning more than 50% of the stock of Telesource International, shareholders who did not consent to the merger will, by otherwise complying with Delaware corporate law, be entitled to dissents' rights with respect to the proposed merger. No consents will be solicited or accepted until after the effective date of this information statement/prospectus.


No regulatory approval required.
--------------------------------

	Neither Sixth Business Service Group nor Telesource International is aware of any governmental regulatory approvals required to be obtained with respect to the closing of the merger, except for the filing of the articles of merger with the offices of the secretary of state of the state of Delaware, the filing with the Commission of the registration statement on Form S-4 registering the shares and this information statement/prospectus, and compliance with all applicable state securities laws regarding the offering and issuance of the shares.


Dissenters' rights
------------------

	Dissenters' rights of appraisal exist. See page 24 for further information.


Federal income tax consequences.
--------------------------------

        Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisors for a full understanding of the tax consequences of the merger to you. Telesource International and Sixth Business Service Group have structured the merger so that neither Telesource International nor its shareholders should recognize gain or loss for federal income tax purposes as a result of the merger.


                  SELECTED HISTORICAL FINANCIAL INFORMATION

        The following selected historical financial information of Telesource International and Sixth Business Service Group has been derived from their respective historical financial statements, and should be read in conjunction with such financial statements and the notes , which are included in this information statement/prospectus.

Telesource International SELECTED HISTORICAL FINANCIAL INFORMATION
------------------------------------------------------------------

        The following selected financial data for the years ended December 31, 1999, 1998 and 1997 is derived from the Consolidated Financial Statements of the Company. The data should be read in conjunction with the Consolidated Financial Statements and other financial information included elsewhere herein.

			       Twelve Months Ended
			           December 31,
			 --------------------------------
		   1999		  1998		  1997
		 --------    --------    --------

Income Statement Data:  ($ in 000's)
   Construction revenues             $  18,612      $ 26,289       $ 3,561
   Other revenues                        4,424         7,179         9,815
       Gross revenues                   23,036        33,468        13,376
   Construction costs                   15,437        21,730         3,563
   Other costs                           3,162         5,301         8,058
       Gross profits                     4,438         6,437         1,755
   Salaries and employee benefits        1,034           387           453
   Occupancy and expense                   246           293           305
   General and administrative expenses   2,056           749           347
   Permanent impairment of asset             -           271             -
       Operating income                  1,102         4,737           651
   Other income (expense):
    Interest income                      2,044            12             -
    Interest expense                    (1,132)          (39)          (37)
   Other income, net                        15             4             6
       Total other income (expense)        926           (23)          (31)
   Income before taxes                   2,028         4,714           620
   Income tax expense                      378           703            26
   Net income (loss)                     1,650         4,011           594

Common Share Data:
   Net income per share              $    0.17      $   0.40       $  0.06
   Book value                        $    0.75      $   0.58       $  0.11
   Weighted average common shares
     outstanding (in 000's)         10,000,000    10,000,000    10,000,000
   Period end shares outstanding
     (in 000's)                     10,000,000    10,000,000    10,000,000

Balance Sheet Data:
   Total assets                      $  42,635      $ 25,596       $ 9,422
   Working capital                      (3,255)         (799)       (5,288)
   Long-term obligations                28,510        17,732           278
   Shareholders' equity                  7,467         5,817         1,106

Performance Data:
   Return (loss) on total assets          3.9%         15.7%          6.3%
   Return (loss) on shareholders'
     equity                              22.1%         69.0%         53.7%

Capital Ratios:
   Quick ratio                           51.1%         61.0%         34.2%
   Debt to equity ratio                 381.7%        300.1%        631.1%

Sixth Business Service Group SELECTED HISTORICAL FINANCIAL INFORMATION
----------------------------------------------------------------------

	The following selected unaudited financial data for the ten months ended December 31, 1999 is derived from the Financial Statements of Sixth Business Service Group. Sixth Business Service Group was organized in March 1999 with all activity directed toward organizational efforts:


                                     December 31, 1999
                                     -----------------
                                        (unaudited)

                Total assets            $       0
                Total liabilities              79
                Equity                          0

                                     Ten Months Ended
                                     December 31, 1999
                                     -----------------
                                        (unaudited)

                Sales                           0
                Net loss                $      79
                Net loss per share      $    0.00



UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF Telesource
International AND Sixth Business Service Group
---------------------------------------------------------------

	The merger of Telesource International with Sixth Business Service Group will not result in any changes to the financial statements as presented for Telesource International. Sixth Business Service Group is a public shell and the combination is treated as a transfer of shares for cash since the combination is not a business combination. Pro forma information is not presented since the combination is not a business combination.


COMPARATIVE PER SHARE DATA

                                         December 31  December 31  December 31
                                             1999        1998         1997
                                         -----------  -----------  -----------

NUMERATOR - BASIC AND DILUTED
   EARNINGS PER SHARE
     Net income before and after merger  $ 1,650,201  $ 4,010,819  $   593,590
                                         ===========  ===========  ===========

DENOMINATOR - BASIC EARNINGS
   PER SHARE
     Common stock outstanding before
      and after merger                    10,000,000   10,000,000   10,000,000
                                         ===========  ===========  ===========

Basic and diluted earnings per share
  before and after merger                $      0.17  $      0.40  $      0.06
                                         ===========  ===========  ===========

                                 RISK FACTORS

	You should carefully consider the risks described below before making an investment decision in our company. In addition, you should keep in mind that the risks described below are not the only risks that we face. The risks described below are all the risks that we currently believe are material risks of this offering. However, additional risks not presently known to us, or risks that we currently believe are immaterial, may also impair our business operations. Moreover, you should refer to the other information contained in this prospectus for a better understanding of our business.

	Our business, financial condition, or results of operations could be adversely affected by any of the following risks. If we are adversely affected by such risks, then the trading price of our common stock could decline, and you could lose all or part of your investment.

	This Information statement/prospectus contains forward-looking statements that involve risks and uncertainties. Telesource International's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences, include, but are not limited to, those discussed in the following section and in Telesource International's Management's Discussion and Analysis Of Financial Condition and Results of Operations and Telesource International Business.

	The merger agreement contains a number of conditions that must be satisfied in order for the merger to take place. If these conditions aren't satisfied, the merger will not close and Telesource International will have suffered a delay in reaching its objective of becoming a listed, trading company on the bulletin board.

The conditions include:

        * The shareholders of Telesource International must approve the merger and this condition has been satisfied;

        * The holders of no more than 1% of the outstanding shares of common stock of Telesource International shall have exercising dissenters' rights;

        * The Securities and Exchange Commission must declare this registration statement effective;

        * Sixth Business Service Group must have filed an application to have its stock quoted on the bulletin board; and

        * Telesource International and its counsel must have satisfactorily completed their due diligence review of Sixth Business Service Group.

     Telesource International will not to complete the merger if these conditions are not satisfied. Please understand that there is no guarantee that any of these conditions will be satisfied, or that the merger will occur in the time frame contemplated, or occur at all. Note: as used in the following sections of risk factors, we or ours refers to Telesource International.

Telesource International - Risks related to construction activities
-------------------------------------------------------------------

        Our dependence on construction contracts for major projects will cause variations in our revenues and profits from quarter to quarter.

        Our quarterly operating results will depend on revenues from contracts for major projects. We can only undertake a certain number of such projects at any one time. If we finish one project and do not have another to start on, revenues within the quarter and possibly subsequent periods will be adversely affected. Management will take steps it deems appropriate to adjust spending in a timely manner in an effort to compensate for any unexpected revenue shortfalls, however, there can be no assurance that management will be able to lower spending to a level which will compensate for the loss of construction revenues. If customers cancel or defer existing contracts or if we fail to obtain new contracts in any quarter, our business, results of operations and financial condition for that quarter and future periods will be adversely affected.

	We may not be able to compete successfully because the number of competitors is increasing and some of our competitors are better known, multinational construction companies with greater financial and technical resources and better marketing abilities.

	The market for construction services is intensely competitive and rapidly changing. We compete directly with other firms that focus on providing general construction services as well as services for more sophisticated structures such as power plants and broadcasting facilities. Many of our competitors have well-established reputations for building residential and technical structures and have longer operating histories and significantly greater financial, technical, marketing, personnel and other resources than we have. We are subject to competition that is expected to intensify in the future. We cannot assure you that we will be able to compete successfully. Competitive factors could materially and adversely affect our business, financial condition and operating results.

	If we cannot obtain access to sufficient building raw materials, including, but not limited to, wood, steel and concrete, fabricators of technical subsystems and to third-party technical experts, sales of our construction services may decline and this would hurt our operating results.

	We rely on third-party suppliers for such raw materials as wood, steel and concrete; for fabrication of technical equipment subsystems such as diesel generations, antennas, towers and transmitters, and for providing technical expertise. If we fail to obtain what we need from these providers, our sales revenue might decrease. Our ability to obtain raw materials; fabrication services and technical assistance may be adversely impacted by a number of factors, including the following:

        * Third-parties may increase the price of the raw materials, fabrication services or technical assistance they provide.

        * Many third-party raw material suppliers, fabricators or technical expertise providers may decide not to provide us with raw materials, fabrication services or technical expertise.

        * We have no long-term contracts with third party suppliers of raw materials, fabrication services or technical expertise providers,

        * We anticipate that our third party contracts will be usually short term and will be cancelled if we do not fulfill our obligations.

	Failure by suppliers of raw material such as wood, steel or cement; fabricators of technical subsystems or software to be year 2000 complaint could adversely affect our operations. Because our evaluation of these issues is continuing, we cannot assure you that additional issues will not be discovered which could present a material risk of disruption to our operations.

	We would be harmed if there were any systems failures or interruptions in service resulting from the inability of our computing system or any of our existing third-party suppliers' systems to recognize the year 2000. We are highly dependent upon third-party suppliers for raw materials such as wood, steel and cement; for fabrication of technical subsystems and for software. These third-parties suppliers have generally advised us that their review of their operating systems indicate that their operating systems are or will be year 2000 compliant.

        With no warranty reserves to cover future warranty claims on commercial equipment we install or on the buildings we build, any claims which are not covered by our suppliers could adversely affect our financial performance.

        We offer warranties on our constructions services and power generating plants. These warranties are usually backed up by warranties from our vendors; however, we do not have any warranty reserves. Should we be required to cover the cost for repairs not covered by the warranties of our vendors or our major vendors warranty reserves are determined to be inadequate to cover future warranty claims, our financial performance could be adversely affected.


Telesource International - Risks related to power generation activities
-----------------------------------------------------------------------

	If our power-generating asset fails to perform, our revenues and earnings would be adversely affected.

        We own a 10-year security interest and title in a diesel fired electric generating facility with a maximum power generation capacity of 30 Mw located on the island of Tinian, in the Commonwealth of Northern Mariana Islands, a U.S. possession. This facility from time to time may experience both scheduled and unscheduled shutdowns. Periodically, the facility will incur scheduled shutdowns in order to perform maintenance procedures to equipment that cannot be performed while the equipment is operating. Occasionally, the facility may also incur unscheduled shutdowns or may be required to operate at reduced capacity levels following the detection of equipment malfunctions, or following minimum generation orders received by the utility. During periods when the facility is shutdown or operating at reduced capacity levels, we may incur losses due to the loss of its operating revenues and/or due to additional costs which may be required to complete any maintenance procedures. It is not possible for us to predict the frequency of future unscheduled shutdowns or to predict the extent of maintenance which may be required during shutdowns related to equipment maintenance.

	We will depend on a single customer continuing to purchase electric power, which, if they fail to do so, would reduce our revenues and may result in losses.

        Since March 1999, we began deriving a portion of our revenues from the sale of electric power. Although our customers cannot reduce consumption quickly and without penalty as a result of minimum purchase requirements, if the customers default or purchases only the minimum, our business, results of operations and financial condition for that quarter and future periods could be adversely affected.

 	Our insurance or reserves may be insufficient to cover future claims on our power generation activities, which could adversely affect our financial performance.

	Our power generation activities involve significant risks to us for environmental damage, equipment damage and failures, personal injury and fines and costs imposed by regulatory agencies. In the event a liability claim is made against us, or if there is an extended outage or equipment failure or damage at our power plant for which it is inadequately insured or subject to a coverage exclusion, and we are unable to defend such claim successfully or obtain indemnification or warranty recoveries, there may be a material adverse effect on the Company. The Company maintains general and excess liability, construction equipment, and workers' compensation insurance; all in amounts consistent with industry practices. Management believes its insurance programs are adequate.

	We need to expand in anticipation of what we anticipate will be increasing demand for our construction service.

        We will need to expand in anticipation of a growing user base and larger demand for our services. Expansion will require us to make significant up front expenditures for increasing our sales and marketing efforts and to hire and train additional project managers, engineers and facilities operators. Expansion must be completed without disruptions of existing operations.


Telesource International - Other risks
--------------------------------------

	Certain risks in our international operations could interrupt the supply of our construction and power generation products and services

 	Our international operations are subject to the inherent risks of doing business abroad. The loss of certain international suppliers and customers could harm our ability to deliver our construction services and power services on time and cause our sales to decline. Our financial performance could be materially adversely affected by many events and circumstances relating to our international operations, including:

                * Shipping delays and cancellations;
                * Increases in import duties and tariffs;

                * Foreign exchange rate fluctuations;
                * Changes in foreign laws and regulations; and
                * Political and economic instability.

        The Company is subject to government regulation by federal, state, and municipal agencies and authorities, including regulations concerning the operations of the Company's power generation plant and the protection of the environment.

	While compliance with applicable regulatory requirements has not adversely affected the Company's operations in the past relative to its competitive position within its industry sector, there can be no assurance that these requirements will not change and that compliance will not adversely affect the Company's operations. In addition, the aggregate materials operations of the Company require operating permits granted by governmental agencies. The Company believes that tighter regulations for the protection of the environment and other factors will make it increasingly difficult to obtain new permits and renewal of existing permits may be subject to more restrictive conditions than currently exist.

        Our operating results could be effected if our agreement with SHBC, Inc. to purchase construction materials from us is terminated.

        Sales of U.S. fabricated materials to SHBC accounted for 86.7% of our total sales in 1999. The sales to SHBC did decline by 42.3% , from $5,427,103 to $3,129,587 for 1998 and 1999, respectively, and are expected to decline further in 2000. The agreement with SHBC is short-term in nature and can be cancelled at will. The loss of purchases of U.S. fabricated materials by SHBC would have an adverse effect on the operating results of Telesource International, Inc.

	The largest stockholder owns approximately 61% of the common stock outstanding after the merger, which may impact the ability of minority stockholders to influence our activities.

        The largest stockholder, SHBC, including beneficial owners of Telesource International common stock, will be able to control the outcome of all matters submitted to a vote of the holders of common stock, including the election of directors, amendments to our certificate of incorporation and approval of significant corporate transactions. These persons will beneficially own, in the aggregate, approximately 61% of our outstanding common stock. This consolidation of voting power could also have the effect of delaying, deterring or preventing a change in control of Telesource International that might be beneficial to other stockholders.

        The price of our stock may fall if our insiders sell a large number of their shares.

	After the merger, we will have 10,000,000 shares of common stock outstanding, 9,790,000 of which are being issued under this registration statement. The remaining 210,000 shares owned by Sixth Business Service Group shareholders before the merger plus 6,392,000 of the shares being issued hereunder which are owned by officers, directors, control persons and affiliates plus 300,000 shares owned by persons receiving the 300,000 shares as compensation with this transaction are restricted securities as defined under Rule 144 of the Securities Act and may only be sold under the Rule or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities may sell, within any three month period (provided we are current in our reporting obligations under the Exchange Act) subject to certain manner of resale provisions, an amount of restricted securities which does not exceed the greater of 1% of a company's outstanding common stock or the average weekly trading volume in such securities during the four calendar weeks prior to such sale. However, because the 6,392,000 insider shares are being issued under this registration statement, the one-year holding period does not apply. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.

	There has been no prior market for our common stock. If we don't get our stock listed for trading after the merger, we will not have satisfied the primary objective of the merger transaction.

	Prior to this offering, you could not buy or sell our common stock publicly. We may not be able to secure a market maker to file an application to have our stock listed for trading. Even if we do, an active public market for our common stock may not develop or be sustained after the offering.

	The price of our common stock may be volatile. You may not be able to sell your stock for more than you paid for it.

	The market price of the common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

        * quarterly variations in operating results
        * changes in financial estimates by securities analysts
        * changes in market valuation of construction and electric power companies
        * announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments
        * loss of a major customer
        * additions or departures of key personnel
        * any shortfall in revenue or net income or any increase in losses from levels expected by analysts;
        * future sales of common stock
        * stock market price and volume fluctuations, which are particularly common among highly volatile securities of electric power companies.

        In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, which could have a material adverse effect on our business, operating results and financial condition.

        We may be subject to penny stock rules that may make it more difficult for you to sell your shares.

	Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Commission. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

	These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our shares immediately following the closing of the merger and listing of our stock are subject to subject to such penny stock rules, our shareholders will in all likelihood find it more difficult to sell their securities.


                               MERGER APPROVALS

Approval of the merger

     On November 3, 1999, Michael T. Williams as the sole member of our board of directors approved the merger proposal. All of our stockholders approved the merger proposal on the same date.

 	On November 3, 1999, Telesource International's board of directors unaimously approved the merger proposal. Assuming the consents are secured from shareholders owning more than 50% of the stock of Telesource International, shareholders who did not consent to the merger will, by otherwise complying with Delaware corporate law, be entitled to disenters' rights with respect to teh proposed merger. No consents will be solicited or accepted until after the effective date of this information statement/ prospectus.

MERGER TRANSACTIONS

	As of December 31, 1999, Telesource International had 10,000,000 shares of common stock issued and outstanding. Before the merger occurs, SHBC will retire 210,000 shares of Telesource International common stock by contributing it to Telesource International. The retirement of 210,000 shares by SHBC will lower the number of shares outstanding to 9,790,000 shares at the time of the merger. The merger agreement provides that each outstanding share of Telesource International common stock, other than dissenting shares, as defined later in this document, will be exchanged for one share of Sixth Business Service Group common stock. Immediately after the closing of the merger, the former holders of Telesource International common stock will hold in the aggregate 9,790,000 shares, or 97.9% of the shares of Sixth Business Service Group common stock to be outstanding immediately after the closing of the merger, which includes the 300,000 shares being transferred as compensation for this transaction.

	Sixth Business Service Group had 1,000,000 shares of its common stock issued and outstanding at December 31, 1999 to two shareholders, Michael T. Williams and Nidal Zayed. In connection with the merger, we agreed to effect a reverse split such that Mr. Williams will own 100,000 shares prior to the closing of the merger. Mr. Zayed's shares were issued subject to reverse split protection such that his shares will not be reduced. Accordingly, there will be 210,000 shares of Sixth Business Service Group common stock outstanding. None of the shares of Sixth Business Service
Group common stock outstanding prior to the closing of the merger will be converted or otherwise modified in the merger and all of such shares not otherwise retained by our stockholders as provided in the merger agreement will be outstanding capital stock of Sixth Business Service Group after the closing of the merger.

	Upon closing of the merger, Sixth Business Service Group will issue 9,790,000 shares to the Telesource International shareholders on a one-for-one basis. After the issuance of these shares, Sixth Business Service Group will have 10,000,000 shares of its common stock outstanding.

        The agreement provides that prior to or at closing of the merger, Sixth Business Service Group will

        * Reincorporate in Delaware
        * Change its name to Telesource International, Inc.
        * Adopt Telesource International's articles of incorporation and bylaws
        * Elect, effective upon the effectiveness of the merger, a new board of directors to consist of Nidal Z. Zayed, K. J. Semikian, Weston Marsh, Max Engler, Jeff Adams and Ibrahim M. Ibrahim.

	The agreement provides that Telesource International's shareholders who vote against the merger are entitled to dissenters' rights with respect to the proposed receipt of shares of Sixth Business Service Group common stock as set forth in Delaware law.

	The merger will be consummated promptly after this information statement/prospectus is declared effective by the SEC and upon the satisfaction or waiver of all of the conditions to the closing of the merger. The merger will become effective on the date and time a properly executed articles of merger are filed with the offices of the secretary of state of Delaware. Thereafter, Telesource International will be merged and Sixth Business Service Group, with the result that Telesource International will cease to exist and Sixth Business Service Group will be the surviving corporation in the merger.

Fractional shares.
------------------

        As of the date of this information statement/prospectus, there were no fractional shares of Telesource International's common stock outstanding. Because each outstanding share of Telesource International's common stock will be entitled to receive one share of Sixth Business Service Group's common stock under the terms of the merger agreement, there will be no fractional shares issued in the merger.


Bulletin board listing
----------------------

 	Sixth Business Service Group will be subject to the reporting requirements of the securities exchange act of 1934 after the merger as a result of its filing of a form 8-A electing to be a reporting company subject to the requirements of the 1934 act.

        Upon closing of the merger, Sixth Business Service Group will seek to become listed on the over the counter bulletin board under the symbol
"****". If and when listed, the Telesource International's shareholders will hold shares of a publicly traded Delaware corporation subject to compliance with the reporting requirements of the exchange act. Because the state of incorporation, articles and bylaws of Sixth Business Service Group will be the same as those of Telesource International prior to the merger, the rights of shareholders of Telesource International will not change as a result of the merger.


Background of the merger
------------------------

	In April 1999, Mr. Mr. Nidal Zayed, Executive Vice President of Telesource International contacted Venture Associates to inquire about the possibility of locating a company such as Sixth Business Service Group to acquire Telesource International in order that Telesource International could become an SEC reporting company and thereafter secure a listing on the over the counter bulletin board. Venture Associates referred Mr. Zayed to Longman & Associates, Inc., which was retained by Telesource International in June 1999 for a fee of $90,000 plus 300,000 shares of Telesource International common stock. Venture Associates has agreed to act as an uncompensated finder in connection with the acquisition transaction. The common stock that was to be paid to Longman & Associates, Inc. is to be paid by SHBC. In May, 1999, Longman & Associates retained Sixth Business Service Group to provide services necessary to accomplish Telesource International's objectives for a fee of $45,000. At the request of Mr. Zayed, in May 1999, Sixth Business Service Group sold Mr. Zayed 110,000 shares for aggregate consideration of $100. Thereafter, there were numerous telephone conversations between the companies relating to various aspects of the potential merger, including in-depth discussions concerning the steps that needed to be taken to close the merger.

        Following these discussions, representatives of Sixth Business Service Group and Telesource International negotiated the remaining basic structure, terms and conditions of the merger. After having reached resolution on all open issues, a merger agreement was drafted and Telesource International convened a special meeting of its board of directors at which the agreement of merger and the other transactions required by the merger agreement were discussed and reviewed. In connection with these discussions, SHBC agreed that prior to closing the merger, it will surrender 210,000 shares of Telesource International common stock for retirement and will assume Telesource International's obligation to transfer 300,000 shares as described above. The purpose of these actions is to reduce the number of shares of the surviving corporation to be outstanding after the merger to 10,000,000 and to have SHBC absorb the dilutive effect of the transaction in full. All Telesource International shareholders other than SHBC and affiliates currently own 36.61% of Telesource International stock and will own 36.61% of Sixth Business
Service Group common stock after the merger as a result. Accordingly, no dilution will occur to any Telesource International shareholder other than SHBC as a result of the merger. Thereafter, on November 3, 1999, the board of directors of Telesource International unanimously adopted and approved the agreement of merger and the transactions required by the merger agreement.

        On November 3, 1999, Michael T. Williams, as the sole director of Sixth Business Service Group, approved the agreement of merger and the transactions required by the merger agreement. As of November 3, 1999, the agreement of merger was executed and delivered by each of the parties.

In March 2000, Mr. Longman joined Harrison Douglas, an NASD broker/dealer.
As a condition of Mr. Longman's employment, Longman & Associates was required to assign its contract to Harrison Douglas. Of the funds payable under the agreement assigned to Harrison Douglas, $45,000 is being paid to us on behalf of Telesource, which we are treating as a merger fee. Of this fee, $5,000 will be paid to Mr. Williams as salary for acting as an executive officer and director and signing this registration statement, and the remaining $40,000 will be paid to Williams Law Group, P.A. as legal fees for preparation of this registration statement. In addition, following a reverse split of our stock prior to the closing of the merger, Mr. Williams through his blind trust will own 100,000 shares of the surviving company.

        Neither of the respective boards of Directors of Sixth Business Service Group or Telesource International requested or received, or will receive, an opinion of an independent investment banker as to whether the merger is fair, from a financial point of view, to Sixth Business Service Group and its stockholders Telesource International and its shareholders.


Reasons for the merger
----------------------

	Sixth Business Service Group' reasons for the merger.

        In considering the merger, the Sixth Business Service Group board took note of the fact that a merger with Telesource International would accomplish all of Sixth Business Service Group's business objectives. Accordingly, the Sixth Business Service Group board determined that the merger proposal was fair to, and in the best interests of, Sixth Business Service Group and the Sixth Business Service Group's stockholders.

	Telesource International's reasons for the merger.

        * Increase the visibility of Telesource International's business, which could be helpful in further developing and commercializing Telesource International's products.

        * Facilitate Telesource International's ability to raise capital in the public markets.

        * Potentially improve Telesource International's shareholders' ability to sell their shares in the over-the-counter market.

Interests of certain persons in the merger
------------------------------------------

	Upon the closing of the merger, the current directors and executive officers of Telesource International will become the directors and executive officers of the surviving corporation. Mr. Nidal Zayed owns110,000 shares of Sixth Business Service Group.


Material Federal Income Tax Consequences
----------------------------------------

	The following discussion summarizes the material federal income tax consequences of the merger that are generally applicable to holders of Telesource International's common stock. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to the Telesource International shareholders, as described herein.

	Telesource International's shareholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular shareholders in light of their particular circumstances, such as shareholders who are dealers in securities, banks or insurance companies, are subject to the alternative minimum tax provisions of the code, are foreign persons, are tax-exempt entities, are taxpayers holding stock as part of a conversion, straddle, hedge or other risk reduction transaction, or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws or the tax consequences of transactions effectuated prior to, concurrently with or after the merger as a result of its filing of a Form 8-A electing to be a reporting company subject to the requirements of the 1934 act, whether or not such transactions are in connection with the merger. Accordingly, all shareholders are urged to consult their own tax advisors as to the specific consequences of the merger to them, including the applicable federal, state, local and foreign tax consequences of the merger in their particular circumstances.

	Neither Sixth Business Service Group nor Telesource International has requested, or will request, a ruling from the Internal Revenue Service, IRS, with regard to any of the federal income tax consequences of the merger. It is the opinion of Williams Law Group, P.A., counsel to Sixth Business Service Group, that the merger will constitute a reorganization under Section 368(a) of the code. The tax opinion is based on certain assumptions, as well as representations received from Telesource International, Sixth Business Service Group and certain shareholders of Telesource International and will be subject to the limitations discussed below. Of particular importance are the assumptions and representations relating to the continuity of interest requirement discussed below.
Moreover, the tax opinions will not be binding on the IRS nor preclude the IRS from adopting a contrary position. The tax description set forth below has been prepared and reviewed by Williams Law Group, and in their opinion, to the extent such descriptions relates to statements of law, it is correct in all material respects.

	Subject to the limitations and qualifications referred to herein, and as a result of the merger's qualifying as a reorganization, the following federal income tax consequences should, under currently applicable law, result:

      * No gain or loss will be recognized for federal income tax purposes by the holders of Telesource International common stock upon the receipt of Sixth Business Service Group common stock solely in merger for such Telesource International common stock in the merger, except to the extent that cash is received by the exercise of dissenters' rights.

      * The aggregate tax basis of the Sixth Business Service Group common stock so received by Telesource International shareholders in the merger will be the same as the aggregate tax basis of the Telesource International common stock surrendered in merger therefore.

      * The holding period of the Sixth Business Service Group common stock so received by each Telesource International shareholder in the merger will include the period for which the Telesource International common stock surrendered in merger therefore was considered to be held, provided that the Telesource International common stock so surrendered is held as a capital asset at the closing of the merger.

	A holder of Telesource International common stock who exercises dissenters' rights with respect to a share of Telesource International common stock and receives a cash payment for such share generally should recognize capital gain or loss, if such share was held as a capital asset at the closing of the merger, measured by the difference between the shareholder's basis in such share and the amount of cash received, provided that such payment is not essentially equivalent to a dividend within the meaning of Section 302 of the code nor has the effect of a distribution of a dividend within the meaning of Section 356(a)(2) of the code after giving effect to the constructive ownership rules of the code. A sale of shares under an exercise of dissenters' rights generally will not be so treated if, as a result of such exercise, the shareholder exercising dissenters' rights owns no shares of capital stock of the Sixth Business Service Group, either actually or constructively within the meaning of Section 318 of the code, immediately after the merger.

	Neither Sixth Business Service Group nor Telesource International will recognize gain solely as a result of the merger.

	Characterizing the merger as a reorganization is dependent on certain requirements. One key requirement is that there is a continuity of interest with respect to the business of Telesource International . In order for the continuity of interest requirement to be met, shareholders of Telesource International must not, under a plan or intent existing at or prior to the closing of the merger, dispose of so much of their Telesource International common stock in anticipation of the merger, plus the Sixth Business Service Group common stock received in the merger that the Telesource International shareholders, as a group, would no longer have a significant equity interest in the Telesource International business being conducted by the us after the merger .

	Telesource International shareholders will generally be regarded as having a significant equity interest as long as the Sixth Business Service Group common stock received in the merger, in the aggregate, represents a substantial portion of the entire consideration received by the Telesource International shareholders in the merger. This requirement is frequently referred to as the continuity of interest requirement. If the continuity of interest requirement is not satisfied, the merger would not be treated as a reorganization. The law is unclear as to what constitutes a significant equity interest or a substantial portion. The IRS ruling guidelines require eighty percent continuity, although such guidelines do not purport to represent the applicable substantive law. The continuity of interest certificates obtained from such shareholders contemplates that the eighty percent standard will be applied. If such requirement is not satisfied, the merger will not be treated as a reorganization.

	A successful IRS challenge to the reorganization status of the merger would result in significant tax consequences. For example,

      * Telesource International would recognize a corporate level gain or loss on the deemed sale of all of its assets equal to the difference between
      * The fair market value of all assets owned by Telesource International less all liabilities owed by Telesource International on the merger date
      * Telesource International shareholders would recognize gain or loss with respect to each share of Telesource International common stock surrendered equal to the difference between the shareholder's basis in such share and the fair market value, as of the closing of the merger, of the Sixth Business Service Group common stock received in merger therefore.

	In such event, a shareholder's aggregate basis in the Sixth Business Service Group common stock so received would equal its fair market value and the shareholder's holding period for such stock would begin the day after the merger as a result of its filing of a form 8-A electing to be a reporting company subject to the requirements of the 1934 act is consummated.

        Even if the merger qualifies as a reorganization, a recipient of Sixth Business Service Group common stock would recognize income to the extent that, for example, any such shares were determined to have been received in merger for services, to satisfy obligations or in consideration for anything other than the Telesource International common stock surrendered. Generally, such income is taxable as ordinary income upon receipt. In addition, to the extent that Telesource International shareholders were treated as receiving, directly or indirectly, consideration other than Sixth Business Service Group common stock in merger for such shareholder's common stock gain or loss would have to be recognized.


Termination.
------------

	At any time prior to the Effective Date, the merger agreement may be terminated, and the merger abandoned under certain circumstances, including:

      * By mutual consent of Sixth Business Service Group and Telesource International

      * By either party if any of the other party's representations and warranties contained in the merger agreement shall be or shall have become inaccurate, or if any of the other party's covenants contained in the merger agreement shall have been breached

      * By either party if a court of competent jurisdiction or other governmental body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the merger

      * By Telesource International if the special meeting shall have been held and the merger agreement shall not have been adopted and approved at such meeting by the required vote

      * By Telesource International if Telesource International reasonably determines that the timely satisfaction of any condition to its obligations to consummate the merger has become impossible or unlikely.


Dissenters' Rights
------------------

	The following summary of dissenters' rights under Delaware law is qualified in its entirety by reference to section 262, Delaware General Corporation Law.

	Pursuant to Section 262 of the Delaware General Corporation Law, the holder of record of any shares of Telesource International common stock who does not vote such holder's shares in favor of adoption and approval of the merger may assert appraisal rights and elect to have the "fair value" of such holder's shares of Telesource International common stock determined and paid to such holder, provided that such holder complies with the requirements of section 262, summarized below. All references to and summaries of the rights of the dissenting shareholders are qualified in their entirety by reference to the text of section 262 of the DGLC which is attached to this Information statement as Exhibit C.

	Any shareholder entitled to vote on the merger who desires that Telesource International purchase shares of Telesource International common stock held by such shareholder, must not vote in favor of adoption and approval of the merger. Shares of Telesource International common stock voted in favor of adoption and approval of the merger will be disqualified as dissenting shares.

	Shareholders whose shares are not voted in favor of adoption and approval of the merger and who, in all other respects, follow the procedures specified in section 262 will be entitled to have their Telesource International common stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Court. The procedures set forth in section 262 must be strictly complied with. Failure to follow any such procedures will result in a termination or waiver of appraisal rights under section 262.

        Under section 262, a holder of Telesource International common stock may exercise appraisal rights as follows:

      * Either before the effective date of the merger or consolidation or within ten days thereafter, Telesource International shall notify each of the holders of any of its class or series of stock who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation.

      * Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

      * For purposes of determining the stockholders entitled to receive either notice, each corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      * The written demand for appraisal must be made by or for the holder of record of shares of Telesource International common stock. Accordingly, such demand must be executed by or for such shareholder of record, fully and correctly, as such stockholder's name appears on the stock certificates representing the shares. If the applicable shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in such capacity, and if the applicable shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand should be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a shareholder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

      * A record owner, such as a broker, who holds shares as nominee for other persons may exercise appraisal rights with respect to the shares held for all or less than all of such other persons. In such case, the written demand should set forth the number of shares covered by it. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares standing in the name of such record owner.

      * Within 10 days after the closing of the merger, Telesource International is required to, and will, notify each shareholder who has satisfied the foregoing conditions of the date on which the closing of the merger occurred and that appraisal rights are available with respect to shares for which a demand has been submitted. Within 120 days after the closing of the merger, Telesource International, or any such shareholder who has satisfied the foregoing conditions and is otherwise entitled to appraisal rights under section 262, may file a petition in the court demanding a determination of the value of the shares held by all shareholders entitled to appraisal rights. If no such petition is filed, appraisal rights will be lost for all shareholders who had previously demanded appraisal of their shares. Shareholders of Telesource International seeking to exercise appraisal rights should not assume that Telesource International will file a petition with respect to the appraisal of the value of their shares or that Telesource International will initiate any negotiations with respect to the "fair value" of such shares. Accordingly, such shareholders should regard it as their obligation to take all steps necessary to perfect their appraisal rights in the manner prescribed in section 262.

      * Within 120 days after the date of the closing of the merger, any shareholder who has therefore complied with the applicable provisions of section 262 will be entitled, upon written request, to receive from Telesource International a statement setting forth the aggregate number of shares not voted in favor of the merger and with respect to which demands for appraisal were received by Telesource International, and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefore has been received by Telesource International or within 10 days after expiration of the period for delivery of demands for appraisal, which ever is later.

      * If a petition for an appraisal is timely filed, at the hearing on such petition the court will determine the shareholders of Telesource International entitled to appraisal rights. After determining the shareholders entitled to an appraisal, the court will appraise the value of the shares of Telesource International common stock owned by such shareholders, determining the "fair value" thereof exclusive of any element of value arising from the accomplishment or expectation of the merger. The court will direct payment by Telesource International of the fair value of such shares together with a fair rate of interest, if any, on such fair value to shareholders entitled thereto upon surrender to Telesource International of stock certificates. The costs of the proceeding may be determined by the court and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a shareholder, the court may, in its discretion, order that all or a portion of the expenses incurred by any shareholder in connection with an appraisal proceeding, including without limitation, reasonable attorneys' fees and fees and expenses of experts, be charged pro rata against the value of all the shares entitled to appraisal.

      * Although Telesource International believes that the merger is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the court and shareholders should recognize that such appraisal could result in a determination of a value higher or lower than, or the same as, the Conversion Value. Moreover, Telesource International does not presently anticipate offering more than the Conversion Value to any shareholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of section 262, the "fair value" of a share of Telesource International common stock is less than the Conversion Value. In determining the "fair value" of shares of Telesource International common stock, the court is required to take into account all relevant factors. Therefore, such determination could be based upon considerations other than, or in addition to, the price paid for shares of Telesource International common stock, including, without limitation, the market value of shares and the asset values and earning capacity of Telesource International.

        In WEINBERGER V. UOP, INC. ET AL., 457 A.2d 701,713 (Del. 1983), the Delaware Supreme court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Section 262 provides that "fair value" is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In WEINBERGER, the Delaware Supreme court held that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

      * Any holder of shares of Telesource International common stock who has demanded an appraisal in compliance with section 262 will not, after the closing of the merger, be entitled to vote such holder's shares for any purpose nor be entitled to the payment of dividends or other distributions on such shares (other than those payable to shareholders of record as of a date prior to the closing of the merger).

      * If (i) no petition for an appraisal is filed within 120 days after the date of the closing of the merger or (ii) a holder of shares delivers to Telesource International a written withdrawal of such holder's demand for an appraisal and an acceptance of the merger, either within 60 days after the closing of the merger or with the written approval of Telesource International thereafter (which Telesource International reserves the right to give or withhold, in its sole discretion), then the right of such shareholder to an appraisal will cease and such shareholder will remain a shareholder of Telesource International. No appraisal proceeding in the court will be dismissed as to any shareholder without the approval of the court, which approval may be conditioned on such terms as the court deems just.

        It is a condition to Telesource International' obligations to consummate the merger that the holders of no more than 1% of the outstanding shares of Telesource International's common stock are entitled to dissenters' rights. If demands for payment are made with respect to more than 1%, of the outstanding shares of Telesource International's common Stock, and, as a consequence more than 1% of the shareholders of Telesource International become entitled to exercise dissenters' rights, then Telesource
International will not be obligated to consummate the merger.


Accounting Treatment
--------------------

	For accounting purposes, the merger will be treated as a reverse acquisition with Telesource International being treated as the acquiree for financial reporting purposes.


Merger Procedures
-----------------

	Unless otherwise designated by a Telesource International shareholder on the transmittal letter, certificates representing shares of Sixth Business Service Group common stock issued to Telesource International shareholders will be issued and delivered to the tendering Telesource International shareholder at the address on record with Telesource International. In the event of a transfer of ownership of shares of Telesource International common Stock represented by certificates that are not registered in the transfer records of Telesource International, the shares may be issued to a transferee if such certificates are delivered to the Transfer Agent, accompanied by all documents required to evidence such transfer and by evidence satisfactory to the Transfer Agent that any applicable stock transfer taxes have been paid. If any certificates shall have been lost, stolen, mislaid or destroyed, upon receipt of

        * An affidavit of that fact from the holder claiming such certificates to be lost, mislaid or destroyed, Such bond, security or indemnity as the surviving corporation and the merger agent may reasonably require

        * Any other documents necessary to evidence and effect the bona fide merger, the merger agent shall issue to holder the shares into which the shares represented by such lost, stolen, mislaid or destroyed

        * Certificates have been converted.

        Neither Sixth Business Service Group, Telesource International, nor the Transfer Agent is liable to a holder of Telesource International's common stock for any amounts paid or property delivered in good faith to a public official under any applicable abandoned property law. Adoption of the merger agreement by the Telesource International's shareholders constitutes ratification of the appointment of the Transfer Agent.

	After the closing of the merger, holders of certificates will have no rights with respect to the shares of Telesource International common stock represented thereby other than the right to surrender such certificates and receive in merger the shares of Sixth Business Service Group common stock to which such holders are entitled.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

        In Management's Discussion and Analysis we explain the general financial condition and results of operations for Telesource International and its business subsidiaries including:

        * what factors affect our business,

        * what our earnings and costs were for the twelve months ended December 31, 1999 and 1998, respectively,

        * why those earnings and costs were different from the year before,

        * where our earnings came from,

        * how all of this affects our overall financial condition,

        * how our segments performed,

        * where cash will come from to pay for future capital expenditures.

        As you read Management's Discussion and Analysis, it may be helpful to refer to our Consolidated Statements of Income on page F-3, which present the results of our operations for 1999, 1998 and 1997. In Management's Discussion and Analysis, we analyze and explain the annual changes in the specific line items in the Consolidated Statements of Income. Our analysis may be important to you in making decisions about your investments in Telesource International.

	Telesource International and Sixth Business Service Group have agreed to merge into a new company and for the surviving company to be named
Telesource International, Inc. We plan to complete the merger as soon as we obtain all regulatory approvals. These matters are discussed in more detail beginning on page 5.


Overview of the Company

	Telesource International is an international engineering and construction company, which has among its operations power generation and specialty construction services in the Commonwealth of Mariana Islands. We operate a diesel fired electric power generation plant for the sale of electricity to the local power grid. Our facility in Lombard, Illinois annually handles the procurement, export and shipping of several million dollars worth of U.S. fabricated products for use by our subsidiaries or for resale to customers outside of the mainland.

	Telesource International was formed in 1994 to facilitate various intra-corporate activities and, until July 1999, was a wholly owned subsidiary of SHBC a Kuwait-based civil, electrical and mechanical construction company.

	We conduct our operations primarily through subsidiaries. We currently have two subsidiaries. Our Mariana subsidiary handles construction and management of our power facilities in the Commonwealth of Mariana Islands.
Our second subsidiary, Commsource International located in Chicago, Illinois, is an international export company that facilitates the purchase of equipment fabricated in the U.S. Our branch offices in Guam, Telesource International Pacifica and Pacifica Power Resources, a trading company, were created to take advantage of opportunities we believe will be available there.

	Telesource International has three main operating segments: construction services, trading activities and power generation. The power generation activities did not commence until March 1999.

      * Construction services. Our main lines of construction services cover the range from single-family housing to power generation plants. We are now working on expanding the business by taking advantage of opportunities to increase market share in existing geographic areas and to expand geographic service areas in our core lines of business. We are currently one of the largest construction contractors in the Commonwealth of Northern Mariana Islands.

      * Power generation and sale. We have contracts to generate and provide wholesale electrical power to local government agencies, which is then distributed on their power grids.

	In March 1999, Telesource International began generating power for resale at its power generation plant, and this activity generated $121,333 in operating revenues since March 1999 or less than 1% of the combined gross revenues for Telesource International. Prior to 1999, Telesource International had not established this segment and therefore financial data is presented only for the year ended December 31, 1999. For the years ended December 31, 1998 and 1997, Telesource International was involved in two other lines of business, construction and trading of U.S. fabricated products. There were no material amounts of transfers between lines of business. Any intersegment sales have been eliminated. The following table sets forth certain segment information for the periods indicated:

                                                    Power
                                                  Generation      Construction         Trading             Total
                                                 ------------    --------------     -------------    ----------------
                                                                                                     <C

1999:
      Gross revenues                               $ 121,333      $ 19,306,599       $ 3,608,419        $ 23,036,351
      Costs and expenses                             638,062        14,798,543         3,161,775          18,598,380
            Gross profit                            (516,729)        4,508,056           446,644           4,437,971
      Expenses                                        18,061         2,257,338         1,061,001           3,336,400
      Operating profit (loss)                       (534,790)        2,250,718         (614,357)           1,101,571
      Other income (expense)                         721,087           205,131                30             926,248
      Net income (loss)                              186,297         2,078,231         (614,327)           1,650,201

      Current assets                                  17,018         3,183,759           202,795           3,403,572
      Costs and estimated earnings in excess
          of billings                                      -        24,113,343                 -          24,113,343
      Notes receivable, net of current portion             -        12,022,557                 -          12,022,557
      Total assets                                    17,018        42,311,888           306,295          42,635,201
      Total liabilities                                    -        34,648,688           519,792          35,168,480


1998:
      Gross revenues                                 $     -      $ 28,069,654       $ 5,398,553        $ 33,468,207
      Costs and expenses                                   -        21,931,964         5,099,326          27,031,290
            Gross profit                                   -         6,137,690           299,227           6,436,917
      Expenses                                             -           824,390           875,684           1,700,074
      Operating profit (loss)                              -         5,313,300         (576,457)           4,736,843
      Other income (expense)                               -          (35,682)            12,453            (23,229)
      Net income (loss)                                    -         4,574,823         (564,004)           4,010,819

      Current assets                                       -           925,732           322,178           1,247,910
      Costs and estimated earnings in excess
          of billings                                      -        22,502,747                 -          22,502,747
      Total assets                                         -        25,171,887           424,292          25,596,179
      Total liabilities                                    -        19,292,695           486,964          19,779,659


1997:
      Gross revenues                                 $     -       $ 4,805,669       $ 8,570,339        $ 13,376,008
      Costs and expenses                                   -         3,563,007         8,057,617          11,620,624
            Gross profit                                   -         1,242,662           512,722           1,755,384
      Expenses                                             -           467,159           637,469           1,104,628
      Operating profit (loss)                              -           775,503         (124,747)             650,756
      Other expense                                        -            30,697                 -              30,697
      Net income (loss)                                    -           718,337         (124,747)             593,590

      Current assets                                       -         2,090,403            72,374           2,162,777
      Costs and estimated earnings in excess
          of billings                                      -         5,187,997                 -           5,187,997
      Total assets                                         -         8,346,759         1,074,752           9,421,511
      Total liabilities                                    -         7,042,390         1,273,420           8,315,810

	The Company's contracts are obtained primarily through competitive bidding in response to advertisements by federal, state and local agencies, and private parties. The Company's bidding activity is affected by such factors as backlog, current utilization of equipment and other resources, ability to obtain necessary surety bonds and competitive considerations. Bidding activity, backlog and revenue resulting from the award of new contracts to the Company may vary significantly from period to period.

	Revenue from construction contracts including construction joint ventures is recognized using the percentage-of-completion method of accounting, based upon costs incurred and projected costs. Cost of revenue consists of direct costs on contracts; including labor and materials, amounts payable to subcontractors, direct overhead costs, equipment expense (primarily depreciation, maintenance and repairs) and insurance costs. Depreciation is provided using straight-line methods for construction equipment. Contracts frequently extend over a period of more than one year and revisions in cost and profit estimates during construction are reflected in the accounting period in which the facts that require the revision become known. Losses on contracts, if any, are provided in total when determined, regardless of the degree of project completion. Claims for additional contract revenue are recognized in the period when it is probable that the claim will result in additional revenue and the amount can be reliably estimated. The foregoing as well as the stage of completion, and mix of contracts at different margins may cause fluctuations in gross profit between periods.

        The construction industry and electric utility industry are undergoing rapid and substantial change. Competition is increasing. The regulatory environment is shifting. These matters are discussed briefly in the "Competition" and "Regulatory" sections on pages 46 and 47. Telesource International continuously evaluates these changes. Based on the evaluations, Telesource International refines its short and long-term business plans with the primary goal of protecting our security holders' investments and providing them with superior returns on their investment in Telesource International. As you read Management's Discussion and
Analysis, many Telesource International initiatives to support our primary goal are mentioned. These include the proposed merger with Sixth Business Service Group and subsequent listing of Telesource International's stock on the Over The Counter system, designed to position us to remain competitive as the industry changes by giving us improved access to the capital markets.


Cautionary Statement

	This registration statement on Form S-4 contains "forward-looking statements", as defined by the Private Securities Litigation Reform Act of 1995, in order to provide investors with prospective information about the Company. For this purpose, any statements which are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors which could cause the Company's actual results and events to differ materially from those indicated by the forward-looking statements. These factors include, without limitation, those set forth below under the caption "Certain Factors That May Affect Future Results".


Results of Operations

Year ended December 31, 1999 ("1999") compared to the year ended December 31, 1998 ("1998").

	Revenue. During the year ended December 31, 1999, revenue was $23,036,351 and decreased $10,431,856, or 31.2%, as compared to revenues of $33,468,207 for the same period in 1998. The construction revenues during the year ended December 31, 1999 were $18,612,386 and decreased $7,676,538, or 29.2%, as compared to construction revenues of $26,288,924 for the same period in 1998. The construction of the power generation plant was completed on phase I in March 1999. The Company received a change order in December of 1998 to proceed with the construction of Phase II; however, the construction activities on phase II of the power generation plant were delayed as expected to allow for ordering and the delivery of the construction materials needed for phase II.

	Gross Profits. For the year ended December 31, 1999, gross profit was $4,437,971, a $1,998,946 decrease from $6,436,917 for the same period in 1998. As a percentage of revenue, gross profit decreased for the year ended December 31, 1999 to 18.9% from 19.2% for the same period in 1998. The decrease in gross profits is attributed primarily to the lower revenues earned in the construction operations.

	Salaries and Employee Benefits. Salaries and employee benefits were $1,034,948 for the year ended December 31, 1999 as compared to $386,571 for the same period in 1998. The increase in salaries and employee benefits was a 167.7% increase and is attributed to additional staffing required for the operation and maintenance of the power generation plant along and additional corporate officers required in connection with Telesource International's efforts to become a publicly listed company.

	Occupancy and Equipment Expenses. Occupancy and equipment expenses decreased to $245,551, or 16.2%, from $293,112 for the years ended December 31, 1999 and 1998, respectively. The decrease in occupancy and equipment expense is attributed to management's efforts to reduce costs in periods of reduced sales, rental income and service fees. The reductions in revenue generation resulted in reduced needs and subsequently, lower expenses.

        General and Administrative Expenses. General and administrative expenses include costs associated with the Company's estimating and bidding activities, and other administrative costs. General and administrative expenses increased from $748,935 to $2,055,901 for the years ended December 31, 1998 and 1999, respectively and increased to 8.9% of gross revenues, from 2.2% of gross revenues for the years ended December 31, 1999 and 1998, respectively. The increase is primarily due to the operational needs of the Company to prepare for phase II of the power generation plant along with the operation and maintenance of the power generation plant and expenses incurred in connection

	Other Expense and Other Income. Other expense and other income, net, increased to a net other income of $926,248 for year ended December 31, 1999 as compared to a net expense of $23,229 for the same period during 1998. The change is attributed to the recognition of interest income on the notes receivable in the amount of $2,043,864 and interest expense on the notes payable in the amount of $1,132,221 for a net amount of interest income of $911,643.

        Net Income. Net income for the year ended December 31, 1999 amounted to $1,650,201 or $0.17 per share as compared to net income of $4,010,819 or $0.40 per share for the same period in 1998. The decrease in net results during the 1999 is attributable to the expected delay between receiving the notice to proceed with construction on phase II and the time required to order the materials and have them delivered along with decreases in trading activities, rental income and service fees. Earnings per share in future periods will depend in large part on the Company's ability to successfully bid and be awarded additional contracts for construction services.

Operating Activities

	The following adjustments, which did not impact the Company's cash flows, need to be considered in order to reconcile the Company's 1999 net income to its net cash provided by operating activities.

	Depreciation and Amortization. During 1999, the Company recognized depreciation of $363,880 and no amortization.

	Deferred Income Tax Benefit. The Company's net deferred income tax liability amounted to $510,000 as of December 31, 1999 as compared to $232,382 as of December 31, 1998. The increase in the deferred tax liability is a result of the tax provision taken during 1999.

        The Company also offers the following information to discuss changes in its operating assets and liabilities which most notably impacted its cash position during 1999:

	The Company's current assets amounted to $3,403,572 as of December 31, 1999, as compared to $1,247,910 as of December 31, 1998. The increase is due primarily to an increase in accounts receivable and the recognition of a note receivable in the amount of $13,620,809 during 1999. $907,822 was classified as the current portion due on the note receivable at December
31, 1999. The note receivable is associated with the Company's completion of phase I on the construction of the power generation plant. The completion of phase I resulted in the transfer from the balance sheet account costs and estimated earnings in excess of estimated billings.
The Company began receiving installment payments in March 1999 in the amount of $180,000 per month for ten years.

	Costs and estimated earnings in excess of billings increased by $2,240,320 to $24,734,067 from $22,502,747 as of December 31, 1999 and
1998, respectively. The increase is attributed to the work performed on phase II of the power generation plant construction contract and work performed on other construction projects.

	Premises and equipment, net of depreciation was almost unchanged at December 31, 1999 in the amount of $1,891,188 as compared to the balance at December 31, 1998 of $1,786,409, for a net increase of $104,779. The increase is attributed to premises and equipment additions required with the opening of the power generation facility and additions made at Telesource International's corporate headquarters.

	The Company's accounts payable and accrued expenses amounted to $5,510,317 as of December 31, 1999 as compared to $1,478,774 as of December 31, 1998. The increase of 272.6% in accounts payable and accrued expenses is attributed to the increase in goods and services purchased during 1999 as related to the construction activities on phase II and the other projects currently underway at the end of the year. The growth in construction services resulted in increased demand for construction products which in turn increased the amount of accounts payable and accrued expenses at December 31, 1999. Customer deposits remained unchanged at $125,000 as of December 31, 1999.

	Notes payable classified as long-term increased $10,500,000 to $28,000,000 from $17,500,000 as of December 31, 1999 as compared to
December 31, 1998. The additional borrowings consisted of the $7,500,000 from the Commercial Bank of Kuwait, New York Branch, which increased the amount owed to the Commercial Bank of Kuwait, New York Branch, to $25,000,000 or the maximum amount available under the credit line from the Commercial Bank of Kuwait, New York Branch. This credit line is due in February 2002. The Company was granted a $2,000,000 letter of credit from the Kuwait Real Estate Bank on May 2, 1999 at a floating interest rate of LIBOR plus 2.5%. This letter of credit will mature on May 21, 2001 and the Company had a balance due to the Kuwait Real Estate Bank on this letter of credit of $2,000,000 at December 31, 1999. The Company was also granted a $1,000,000 line of credit with the Bank of Hawaii at a fixed rate of interest of 6.25%. This line of credit will mature on March 26, 2001 and had a balance due to the Bank of Hawaii on this letter of credit of $1,000,000 at December 31, 1999. All credit lines at December 31, 1999 had been fully utilized.

        Warranty Reserve. The Company does not record a warranty reserve. Work performed under warranties is performed at the expense of the equipment manufacturer. The Company has not experienced any losses associated with warranty work to date.

Financing Activities

	Unsecured Line of Credit with the Commercial Bank of Kuwait, New York Branch - The Company used the full amount of a credit line with $25 million of available credit under an unsecured loan from the Commercial Bank of Kuwait, New York Branch. The loan has an interest rate of LIBOR plus 300 basis points. Under the terms of the loan agreement, interest payments are due annually and the principal balance is due at maturity. This loan is scheduled to mature in February 2002. This loan has a guarantee of repayment to the Commercial Bank of Kuwait, New York Branch, from the Company's largest shareholder, SHBC and its major shareholders. See
"Certain Relationships and Related Transactions".

        Telesource International was granted an unsecured letter of credit with the Kuwait Real Estate Bank for $2,000,000 and had subsequently borrowed $2,000,000 on this letter of credit at December 31, 1999. The loan has an interest rate of LIBOR plus 250 basis points. This loan was originated on May 2, 1999 and will mature on May 2, 2001. Under the terms of the loan agreement, the loan is due in lump sum at maturity. This line of credit is guaranteed by SHBC and its major shareholders.

	Telesource International was granted a $1,000,000 line of credit from the Bank of Hawaii. This line of credit is secured by certificates of deposits held at the Bank of Hawaii and has an interest rate of 1% over the certificate of deposit rate. The line has a maturity in March 2001 with interest payments due monthly and principal due at maturity. The Company had fully utilized this line of credit at December 31, 1999.

        On January 24, 2000, Telesource International was granted a $2,000,000 line of credit from The Hongkong and Shanghai Banking Corporation Limited, Guam Branch. This line of credit is secured by the promissory notes
Telesource International holds on the power generation plant. This line of credit has a maturity January 31, 2001 with interest payments due monthly and principal due at maturity. This line bears an interest rate of the Bank of Hawaii's prime rate plus 1.5%.

	Common Stock - The Company received a capital contribution from its stockholder, SHBC, in the amount of $700,000 in 1998. In July 1999, the Company announced that its Board of Directors approved a one-for-ten thousand stock split to stockholders of record on July 26, 1999. There was only one shareholder of record on the record date, SHBC. All references in this document to number of shares and per share amounts of the Company's common stock have been retroactively restated to reflect the increased number of shares outstanding.

        Treasury Stock - The Company from time to time may make purchases of its own common stock. The Company did not purchase any treasury stock during the twelve months ended December 31, 1999 or the twelve months ended December 31, 1998.


Outlook

        During 2000, the Company expects that its principal sources of cash to fund its business activities will be from available cash balances, operating activities, investment earnings, lines of credit and other financing activities.


2000 Outlook

	With a view towards 2000, the Company expects to achieve continuing operating earnings as a result of profits from construction and power generation activities along with the management of its corporate general and administrative expenses. The Company offers the following prospective information concerning significant components of its 2000 results of operations which are being compared to historical results of operations in 1999:

        Power Generation Revenues. Our power generation activities are estimated to be less than 10% of the Company's revenues in 2000. During 1998, the power generation facility located on the island of Tinian was under construction and did not begin producing power until March 1999.
Originally, Telesource International was contracted to construct a 10 Mw plant and then in December of 1998, Telesource International was contracted to increase its power producing capabilities to 20 Mw. Telesource International's power generation plant on Tinian was designed to be upgradeable to a total power generation capability of 30 Mw. While the Company expects that it will be able to sell all of its production, there can be no assurance that our full power production capability will be utilized at all times.

        Operating Expenses. Operating expenses are expected to increase in 2000 as a result of having one full year of power plant production activities.
The completion of the second phase of construction is expected in March
2000.

        General and Administrative Expenses. General and administrative expenses are expected to increase during 2000. The principal administrative costs which are subject to considerable variation pertain to the Company's expenses incurred in registering its common stock and maintaining its public company status. Staffing additions as well as increased fees for audit and legal expenses are expected to occur. Unlike traditional offering statements, whereby the expenses of the offering and subsequent registration of the Company's common stock are netted from the proceeds of the offering, the Company is not offering any securities for sale through this registration statement. All known expenses incurred as of December
31, 1999 for the registration statement have been recognized in 1999. Additionally, Telesource International began paying board fees to its board members in late 1999. The board fees for 1999 were $70,000 and the board fees for 2000 are expected to be approximately $140,000.

	Other Expense and Other Income. Other expenses and other income are expected to remain flat during 2000.

	Finally, the Company remains focused on growth both internally and externally. We believe we are working to carry out a strategic plan that will provide us with the opportunity to capitalize on the exciting opportunities ahead of us. We will continue to work our plan, focusing on profitable growth in an effort to provide an optimal level of value to our stockholders.


Year ended December 31, 1998 ("1998") compared with the year ended December 31, 1997 ("1997")

	Revenue. During the year ended December 31, 1998, revenue increased $20,092,199, or 150.2%, to $33,468,207 as compared to revenues of
$13,376,008 for the same period in 1997. The increase in gross revenues is due primarily to the Company's efforts in securing a contract to install and operate a power generation plant on the island of Tinian and the completion of 97% of the first phase of this contract during 1998 as well as the Company's involvement in the construction of a radio relay tower for the Voice of America on the island of Tinian. The power generation plant is being constructed in phases with the order to construct phase I and II fully executed. The power generation plant has the capacity for a phase
III; however, the construction of phase III is subject to future power demands and the date or the probability of Telesource International receiving an order to construct phase III can not be reasonably estimated. Revisions in contract revenue and cost estimates are reflected in the accounting period when known. Provision for the entire amount of estimated losses on uncompleted contracts is made in the period such losses are determined. Claims for additional contract revenue are recognized if it is probable that the claim will result in additional revenue and the amount can be reliably estimated.

	Gross Revenues. While the Company expects to be able to increase gross revenues in future periods, the growth rate in earnings recognized in 1998 is not expected to continue at the level experienced in 1998. Future revenues are dependent upon the Company's efforts to secure contracts through the bidding process and therefore no assurances can be given that the Company will be able to increase gross revenues in future periods.

	Gross Profits. For the year ended December 31, 1998, gross profit reached $6,436,917, a $4,681,533 increase from 1997. As a percentage of revenue, gross profit increased in 1998 to 19.2% from 13.1% in 1997. The increased gross profit margin is attributed to the Company's efforts to grow revenues and manage costs efficiently during periods of high growth.

	Salaries and Employee Benefits. Salaries and employee benefits declined to $386,571 for the twelve months ended December 31, 1998 as compared to the same period during 1997 of $452,795. The decrease in salaries and employee benefits was a 14.6% decrease and is attributed to vacancies within two executive positions during 1998. These vacancies have been filled and an increase in salaries and employee benefits is expected to occur in future periods.

	Occupancy and Equipment Expenses. Occupancy and equipment expenses remained relatively flat at $293,112 as compared to $305,290 for the twelve months ended December 31, 1998 and 1997, respectively.

        General and Administrative Expenses. General and administrative expenses include administrative salaries, incentive compensation, retirement plans, costs associated with the Company's estimating and bidding activities, and other administrative costs. General and administrative expenses increased from $346,543 in 1997 to $748,935 in 1998 and decreased from 19.7% of gross profit in 1997, to 11.6% of gross profit in 1998. The dollar increase is primarily due to costs resulting from the Company's increased revenue and bidding activities and additional administrative staffing associated with the Company's growth. The decrease as a percent of revenue is due to the fixed nature of certain expenses and the increased revenue achieved in 1998.

        Impairment of Long-Lived Asset. Telesource International recognized an impairment of long-lived assets during 1998 in the amount of $271,456 with no impairment recognition during 1997. The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial
Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Management began evaluating the balance in goodwill associated with its acquisition of Commsource International in connection with its review of the operational performance of this subsidiary. Commsource
International posted a loss of $73,444 for the twelve months ended December 31, 1997 and a loss of $195,791 for the twelve months ended December 31, 1998. In light of these losses recognized by Commsource International along with the lack of necessary evidence to support the carrying value of the goodwill, management has recognized an impairment to the full value of the goodwill associated with Telesource International's investment in Commsource International.

        Other Expense and Other Income. Other expense and other income remained relatively unchanged at an expense of $23,229 for the twelve months ended December 31, 1998 as compared to an expense of $30,697 for the same period during 1997. The $7,468 reduction in other expenses is attributed to improved cash management.

	Net Income. Net income in 1998 amounted to $4,010,819 or $0.40 per share as compared to net income of $593,590 or $0.06 per share in 1997. The increase in net results during 1998 is attributable to increases in our construction activities and growth in rental revenues. Earnings per share in future periods will depend in large part on the Company's ability to successfully bid and be awarded additional contracts for construction services. There were no power generation revenues in CNMI during 1998 or 1997 and we began generating power at our power generation plant on the island of Tinian in March 1999 as scheduled.


Liquidity and Capital Resources

Operating Activities

        The Company had cash used by operating activities of $10,124,673 in 1998 and cash used by operating activities of $5,424,342 in 1997.

	While the Company reported an overall net income of $4,010,819 during 1998, the Company did not generate significant cash from its operating activities. The following adjustments, which did not impact the Company's cash flows, need to be considered in order to reconcile the Company's 1998 net income to its net cash provided by operating activities.

	Depreciation and Amortization. During 1998, the Company recognized depreciation and amortization of $451,888, and an impairment to long-lived assets of $271,456.

	Deferred Income Tax Benefit. The Company's net deferred income tax liability amounted to $232,382 as of December 31, 1998 as compared to none as of December 31, 1997. The increase in the deferred tax liability is associated with a temporary difference created by the Company's recognition of profits on its construction activities under the percentage-of-completion method for financial statement reporting purposes as compared to the installment method of recognizing income for income tax purposes.

        The Company also offers the following information to discuss changes in its operating assets and liabilities which most notably impacted its cash position during 1998:

	The Company's current assets amounted to $1,247,910 as of December 31, 1998 as compared to $2,162,777 as of December 31, 1997. The decrease in current assets by 42.3% is due to a reduction in accounts receivable by 82.4% from $1,086,581 to $191,078 as of December 31, 1997 and 1998,
respectively. The reduction in accounts receivable is a result of the contract to construct the power plant which defers payments for construction services until the construction is complete. Telesource International began receiving installment payments in March 1999 in the amount of $180,000 per month for ten years.

	Costs and estimated earnings in excess of billings increased by $17,314,750 to $22,502,747 from $5,187,997 as of December 31, 1998 and
1997, respectively. The increase is attributed to the power plant construction contract which defers the payment for construction services until completion at which time Telesource International will begin receiving monthly installments of $180,000 for ten years.

	Premises and equipment, net of depreciation increased 56.9% to $1,786,409 from $1,138,567. The increase is attributed to additional equipment needs associated with the growth in construction service activities.

	Excess of cost over fair value of net assets acquired amounted to $287,424 at December 31, 1997 and none at December 31, 1998. The full amount of the goodwill associated with the acquisition of Commsource International was recognized as impaired in 1998 as a result of the losses realized by Commsource International in 1997 and 1998 along with the lack of evidence to support the carrying value of the goodwill.

	The Company's accounts payable and accrued expenses amounted to $1,478,774 as of December 31, 1998 as compared to $989,532 as of December 31, 1997. The increase of 49.4% in accounts payable and accrued expenses is attributed to the growth in construction services realized during 1998. The growth in construction services resulted in increased demand for construction products which in turn increased the amount of accounts payable outstanding at December 31, 1998.

        Customer deposits remained unchanged at $125,000 as of December 31, 1998 while notes payable classified as current liabilities decreased from $6,700,000 to none at December 31, 1997 and 1998, respectively. The decrease in notes payable classified as currently due was paid at December 31, 1997 consisted of a $6,000,000 note payable to the Commercial Bank of Kuwait, New York Branch, which was renewed for $25,000,000 due in February 2002 during 1998, a $700,000 note due to SHBC which was repaid with proceeds from a capital contribution made by SHBC, and lastly a note payable to SHBC for $278,374 which was repaid during 1998 by internally generated cash flows.

        Warranty Reserve. The Company does not record a warranty reserve. Work performed under warranty's is performed at the expense of the equipment manufacturer. The Company has not experienced any losses associated with warranty work to date.


Financing Activities

        The Company utilized $11,221,626 and $6,978,374 in financing activities during the years ended December 31, 1998 and 1997, respectively. The
Company's financing activities are concentrated primarily in the following areas:

        Unsecured Line of Credit with the Commercial Bank of Kuwait, New York Branch, - The Company used $17.5 million of a credit line with $25 million of available credit under an unsecured loan from the Commercial Bank of Kuwait, New York Branch. The loan has an interest rate of LIBOR plus 300 basis points. Under the terms of the loan agreement, interest payments are due annually and the principal balance is due at maturity. This loan is scheduled to mature in February 2002. This loan has a guarantee of repayment to the Commercial Bank of Kuwait, New York Branch, from the Company's largest shareholder, SHBC and its major shareholders. See
"Certain Relationships and Related Transactions".

        Telesource International has an unsecured line of credit with the Kuwait Real Estate Bank for $2,000,000. The loan has an interest rate of LIBOR plus 250 basis points. This loan was originated on May 2, 1999 and will mature on May 21, 2001. Under the terms of the loan agreement, the loan is due in lump sum at maturity. This line of credit is guaranteed by SHBC and its major shareholders.

	Telesource International was granted a $1,000,000 line of credit from the Bank of Hawaii. This line of credit is 100% secured by certificates of deposits held at the Bank of Hawaii and has an interest rate of 1% over the certificate of deposit rate. The line has a maturity in March 2001 with interest payments due monthly and principal due at maturity.

	Common Stock - The Company received a capital contribution from its stockholder, SHBC, in the amount of $700,000 in 1998, none in 1997, and a $40,000 capital contribution from SHBC in 1996. The Company did not receive any proceeds from the issuance of its Common Stock during 1998, 1997 and 1996, respectively and no additional stock was issued for these same periods.

	Treasury Stock - The Company from time to time may make purchases of its own common stock. The Company did not purchase any treasury stock during 1998, 1997 or 1996.


Reclassification of Certain Balances

	There have been reclassifications of certain balances to conform the financial statement to Generally Accepted Accounting Principles. Prior to the preparation of this registration statement, Telesource International maintained its accounting records on a tax basis, specifically, Telesource International used the completed contract method in the preparation of its financial statements for tax purposes. In order for Telesource International to prepare its financial statements in accordance with Generally Accepted Accounting Principles, Telesource International changed its method of accounting for the revenues realized on its construction contracts to the percentage-of-completion method of accounting, and applied the percentage-of-completion method to the financial statement information presented herein.


Recently Issued Accounting Standards

        See Note 2 to the Consolidated Financial Statements for recently issued accounting standards which are required to be adopted in 1999.

Legal Proceedings

        Telesource International is involved in various litigation proceedings incidental to the ordinary course of business. In the opinion of management, the ultimate liability, if any, resulting from such litigation would not be material in relation to the Company's financial position or results of operations.

Year 2000 Readiness
General

        The Company has developed and implemented its plan to address the issue of Year 2000 Readiness ("the Y2K Project"). In 1998, the Company began establishing procedures to assess the risks associated with the Y2K
Project. The Company's procedures to assess the risks of the Y2K Project have included an inventory of stand-alone hardware and software ("IT
Systems"), an inventory of all system components embedded in our power generation plant operating control systems ("Non-IT Systems"), the identification of critical vendors, customers and business partners, the testing of both IT Systems and Non-IT systems and a solicitation of responses from all critical vendors, customers and business partners indicating their readiness for the Year 2000.

	Presently, the Company has completed its testing of IT Systems and Non-IT Systems. Based on the results of these tests, the Company has identified IT Systems and components of Non-IT Systems which are not Year
2000 compliant. With respect to IT systems, the Company has either already upgraded such systems or has replaced such systems. As far as Non- IT
Systems, the Company has received recommendations from third parties regarding solutions to either upgrade or replace non-compliant system components. The upgrades and/or replacements of non-compliant system components were completed prior to December 1999.

	The Company has made substantial progress in securing responses from most critical vendors, and business partners indicating their readiness for Year 2000. Based on the responses received to date, the Company has not identified any conditions of potential non-compliance which the Company estimates would materially impact its business.

	As of March 6, 2000, the Company has not been made aware of any Year 2000 disruptions for which it is responsible at any of its project sites or the power generation plant.


Costs

	Telesource International began operating in 1994 and began verifying Year 2000 compliance on equipment purchases before executing orders. The Company had not incurred costs to remediate Year 2000 issues as of December
31, 1999.   The Company does not expect that the total costs to remediate
Year 2000 issues would be material to its financial position.


Risks and Contingency Plans

	The Company established a plan designed to ensure that the Y2K Project was completed prior to the year 2000. However, in connection with its Y2K Project, the Company also developed a contingency plan which describes the steps the Company would take if the Y2K Project is not completed as planned. The Y2K Project efforts are ongoing and the Company will endeavor to update the Y2K Project activities and its contingency plans as new information becomes available.

        The Year 2000 problem is a worldwide concern and there is a tremendous amount of uncertainty about the effect this problem will have on any business. The Company is endeavoring to understand the impact that failures of third parties could have on its business. However, even with a diligent effort, the Company may not be able to conceive every scenario in which a third party failure could impact its business. However, through direct solicitation, the Company has taken steps to assess the risk that known third parties with whom it has significant business relationships are sufficiently prepared for the Year 2000.

	The Company has key relationships with numerous vendors and business partners. Presently, the Company has received responses from most key vendors and business partners indicating their readiness for the Year 2000. Based on the responses received to date, the Company has not identified any conditions of potential non-compliance that the Company estimates would materially impact its business. The Company has considered its relationships with the vendors and business partners who have not yet indicated their readiness for Year 2000. Based on this review, the Company does not believe that its business would be materially affected if any of these vendors or key business partners failed to ensure that they were Year 2000 compliant.

	The Company has taken steps it deems prudent to understand its Year 2000 risks, to estimate the costs to complete its Y2K Project and to understand the extent to which it could be impacted by third parties who fail to ensure they are ready for the Year 2000. However, there can be no assurance that all non-compliant systems or system components will be identified, that the Company's systems will be Year 2000 compliant, that the Company will achieve its estimated remediation costs or timetable, or that a failure by a third party to be Year 2000 compliant would not have a material adverse affect on the Company's business. However, by completing its Y2K Project, the Company believes it will have taken appropriate steps to mitigate the risk that any of the aforementioned items would have a material adverse affect on its business.


Interest Rates

	The Company's subsidiary has a variable rate term loan from the Commercial Bank of Kuwait, New York Branch,, a variable rate term loan from Kuwait Real Estate Bank and a variable rate term loan from the Bank of Hawaii. The Company offers the following information about these debt obligations:


   Description of the        Balance at
      Obligation              12/31/98       Interest Rate            Matures
-----------------------     -----------   --------------------   -----------------
Variable rate term loan     $17,500,000   LIBOR rate plus 3.0%   February 17, 2002


   Description of the        Balance at
      Obligation              12/31/99       Interest Rate            Matures
-----------------------     -----------   --------------------   -----------------

Variable rate term loan     $25,000,000   LIBOR rate plus 3.0%   February 17, 2002

Variable rate term loan     $ 2,000,000   LIBOR rate plus 2.5%   May 2, 2001

Fixed rate term loan        $ 1,000,000   Fixed rate of 6.25%    March 26, 2001

Fixed rate letter of credit $   500,000   Fixed rate of 12.5%    May 21, 2000



                      TELESOURCE INTERNATIONAL BUSINESS

	Telesource International is an international engineering and construction company, with specialized knowledge and experience in the construction of power generation and broadcasting facilities as well as the operation of independent power generation facilities.

	Telesource International was formed in 1994 to facilitate various intra-corporate activities and, until July 1999, was a wholly owned subsidiary of SHBC a Kuwait-based civil, electrical and mechanical construction company.

	Our activities in Micronesia are concentrated in the Commonwealth of Northern Mariana Islands, a United States possession. Our Chicago office is responsible for the procurement of U.S. fabricated products to be used by our subsidiaries as well as for resale.

        We conduct our operations primarily through subsidiaries. We currently have two subsidiaries. Our Mariana subsidiary, Telesource International
CNMI Inc., handles construction and management of our power facilities in the Commonwealth of Mariana Islands. Our second subsidiary, Commsource International, is an international export company that facilitates the purchase of equipment in the U.S. Our branch offices in Guam, Telesource International Pacifica and Pacifica Power Resources, a trading company, were created to take advantage of opportunities we believe will be available there.

	Telesource International has three main operating segments: construction services, trading activities and power generation. Power generation activities did not commence until March 1999.

      * Construction services. Our main lines of construction services cover the range from single-family housing to power generation plants. We are now working on expanding the business by taking advantage of opportunities to increase market share in existing geographic areas and to expand geographic service areas in our core lines of business. We are currently one of the largest construction contractors in the Commonwealth of Northern Mariana Islands.

      * Power generation and sale. We have contracts to generate and provide wholesale electrical power to local government agencies, which is then distributed on their power grids.


Construction Services:

	Telesource International's Micronesian construction services are primarily carried out through our Mariana subsidiary. In late 1996, our Mariana subsidiary was subcontracted by our then-parent corporation to build a multimillion-dollar radio relay station in the Commonwealth of Northern Mariana Islands for the United States Information Agency.

	In 1999, through a competitive bidding process, we were awarded a contract to build 45 housing units for the Northern Mariana Housing Agency, a government agency. These are government-subsidized, low-income housing units. This project is valued at $6.3 million and is a first phase of a potentially larger project. This project is currently at the permitting stage. We believe there may be additional contracts or phases in the future. Although these may never be contracted and we may not obtain the contract if they are.

	Also in 1999, we were awarded a contract to build a school building on the island of Tinian as part of a infrastructure upgrade. The first phase of this project is valued at $330,000 which may at a latter date be upgraded; however, there can be no assurance that Telesource International will be awarded the upgrade. Telesource International has also been awarded a contract valued at approximately $800,000 to provide overhead and underground electricity transmission lines to a U.S. government site in the Commonwealth of Northern Mariana Islands and for the development of a well valued at $715,000.


Non-Power Project Construction Expansion Plans:

	With our expansion into Guam to take advantage of the growing U.S. military presence there, we are currently looking for opportunities for our construction services not only in Micronesia, but also throughout the Pacific basin.


Specialized Construction Processes:

	Building a power plant or a broadcasting facility is not like the construction of a more conventional building. Because of the high levels of radio frequency emissions or the generation of electrical currents, every part of the structure is integrated into the overall design and plays a role in making the overall facility safer and more efficient.

	The building of these specialized structures requires additional engineering skills, the knowledge of specialized construction techniques and relationships with specialized subcontractors. The situation is made harder when building offshore, where distance from raw materials and subcontractors becomes a risk factor.


Past and Present Power Generation Construction Projects:

	Our power generation business involves:

        * Building the power plants

        * Operating the power plants for the period of time of the contract

        * Selling wholesale power to the client to be distributed on their power grid

        * The transfer of the ownership of the properties to the clients at the end of the contract.

	In 1997, the Commonwealth Utility Corporation, located in the Commonwealth of the Northern Mariana Islands, awarded our Mariana subsidiary a multi-million contract to design, build and operate a 10-30 megawatt power plant.

        The initial 10 megawatts are now on-line, completed within budget and on time; the plant has been operational since March 1999. The second phase of the project is currently under construction, and by March 2000, we anticipate that an additional 10 megawatts will be on-line. The third phase will be constructed at the discretion of our Mariana subsidiary as the demand for power increases. Accordingly, if power demand fails to meet our projections, this phase may never be constructed.


Power Plant Operation and Maintenance:

	The Commonwealth Utilities Corporation project in the Commonwealth of Northern Mariana Islands is an example of a power plant operation and maintenance project. We designed, financed and built the power plant. We obtained financing through a $25,000,000 line of credit from the Commercial Bank of Kuwait, New York Branch,. For this construction, we are paid
$180,000 per month for ten years by the Commonwealth Utilities Corporation. Each monthly payment is secured by a promissory note in the amount of $180,000 issued by the Commonwealth Utilities Corporation.

        We have a 20-year lease on the land on which the power plant is built, plus title to the entire plant and a two-month escrow account of no less than $360,000 on which we have a first lien. In the event of the Commonwealth Utilities Corporation being unable to meet their obligations either for their monthly maintenance fees or for the promissory notes, we may sell, lease, assign or transfer the power plant or any of the plant equipment.

	In the first phase, Commonwealth Utilities Corporation also pays us a production fee of $.02 per kilowatt-hour for each kilowatt produced on its behalf for the first 5,140,000 kilowatt hours per month. In the second additional 10 megawatt phase, Commonwealth Utilities Corporation has agreed to pay us an additional production fee of $.065 per kilowatt-hour produced
over the initial 5,140,000 kilowatt hours per month.	In addition, the CUC
pays a service fee of $50,000 a month for operating and maintaining the power plant.

	CUC has the right to terminate the contract for operation and maintenance at any time with six month's notice. In such event, we would still have title to the power plant until such a time that we are fully repaid.


Potential Future Power Plant Construction and Power Supply:

	Based on our previous experience, we believe there will be a growing demand for power around the world and in the U.S.; however competition and deregulation could eliminate the financial feasibility of these projects and thereby prevent us from taking advantage of the expected growth in demand. In the U.S. two-thirds of the country's installed plants are 25 years-plus old and need to be replaced and repowered, principally with new gas combustion turbines. Industry forecast for the U.S. power plant market are forecasting growth of 10% each year for the next five to eight years. Orders are forecasted to reach $6 billion in 1999 as compared to only $2 billion in 1997. We also believe that in those situations where the local governments lack the up-front funding to build the additional power plants will represent an opportunity for us to find alternative solutions up to and including having Telesource International locate the needed project financing. Without the additional energy, we believe that many of the infrastructure upgrades envisioned by local governments can't take place.
In our experience, in return for our securing project financing in a manner similar to that obtained for our project in Mariana, the CNMI, the local governments will be willing to enter into contracts which guarantee us a minimum amount of power consumption, coupled with long-term operations and maintenance contracts similar to those with the Commonwealth Utility Corporation.

	We anticipate that these contracts will generally be secured by governmental guarantees, promissory notes, liens and collateral in the land and in the physical power plants.


Sales and Marketing Strategies:

        Most of our jobs will be obtained through a public bid process, and our clients are either governments or governmental agencies. In obtaining contracts:

      * We perform significant market research. We analyze potential markets, looking for future building plans or plans to expand the capital infrastructure. Our research also includes analyzing numerous government documents and reviewing previous and current requests for bids.

      * We are actively involved in public relations with the governments and agencies that might contract for our services. Much of this effort is informational, finding out what the specific needs of each governmental agency while at the same time explaining what services Telesource International has to offer.

      * We have created and provide to potential clients a survey to help governmental agencies whether Telesource International's resources and services might be more efficient and cost-effective than the systems currently in use.

	We maintain three full-time marketing executives to help our sales and marketing efforts; one in our Illinois headquarters and two offshore. All three are salaried employees.


Competition

	The independent power industry has grown rapidly over the past twenty years. There are a large number of suppliers in the wholesale market and a surplus of capacity, which has led to intense competition in this market.
The principal sources of competition in this market include traditional regulated utilities who have excess capacity, unregulated subsidiaries of regulated utilities, energy brokers and traders, energy service companies in the development and operation of energy-producing projects and the marketing of electric energy, equipment suppliers and other non-utility generators like the Company. Competition in this industry is substantially based on price with competitors discovering lower cost alternatives for providing electricity. The electric industry is also characterized by rapid changes in regulations, which the Company expects could continue to increase competition. We do not believe the CUC facility would be significantly impacted by competition in the wholesale energy market since its revenues are subject to contracted rates which are substantially fixed for several years.

	We also compete in the market to develop power generation facilities. The primary bases of competition in this market are the quality of development plans, the ability of the developer to finance and complete the project and the price. In certain cases, competitive bidding for a development opportunity is required. Competition for attractive development opportunities is expected to be intense as there are a number of competitors in the industry interested in the limited number of such opportunities. Many of the companies competing in this market have substantially greater resources than us. We believe our project development experience and its experience in creating strategic alignments with other development firms with greater financial and technical resources could enable us to continue to compete effectively in the development market if and when opportunities arise. Presently, we believe there are a number of opportunities for additional project development worldwide for projects similar to those previously developed by us. However, we are currently evaluating whether it should seek development opportunities in other areas outside of the south pacific to diversify its activities.

	Presently, there is significant merger and consolidation activity occurring in the electric industry. From time to time, we may consider merger and acquisition proposals when they appear to present an opportunity to enhance shareholder value. We are not involved in any such discussions or negotiations at this time.


Energy Regulation

	Our projects are subject to regulation under federal and local energy laws and regulations. Telesource International is subject to the requirements established by its permitting authorities, i.e. Department of Environmental Quality ("DEQ") and the Environmental Protection Agency ("EPA").

	Presently, neither the Customer Choice Act nor proposed legislation directly impacts us because the legislation and restructuring plan pertain to the retail market or new contracts in the wholesale market. However, as discussed above, we could possibly be impacted in the future by, among other things, increases in competition as a result of deregulation. We are actively monitoring these developments in energy proceedings in order to evaluate the impact on its projects and also to evaluate new business opportunities created by the restructuring of the electric industry.

Environmental Regulation

        Our projects are subject to regulation under federal, foreign and local environmental laws and regulations and must also comply with the applicable laws pertaining to the protection of the environment, primarily in the areas of water and air pollution. These laws and regulations in many cases require a lengthy and complex process of obtaining and maintaining
licenses, permits and approvals from federal and local agencies.   As
regulations are enacted or adopted in any of these jurisdictions, we cannot predict the effect of compliance therewith on our business. Our failure to comply with all applicable requirements could result in delays in proceeding with any projects under development or require modifications to operating facilities. During periods of non-compliance, our operating facilities may be forced to shutdown until the non- compliances are corrected. We are responsible for ensuring compliance of its facilities with all applicable requirements and, accordingly, attempts to minimize these risks by dealing with reputable contractors and using appropriate technology to measure compliance with the applicable standards.


Insurance and Bonding

	The Company maintains general and excess liability, construction equipment, and workers' compensation insurance; all in amounts consistent with industry practices. Management believes its insurance programs are adequate.

	In connection with its business, the Company is in the process of securing a surety bond which provide an additional measure of security of the Company's performance under certain public and private sector contracts. The Company's ability to obtain a surety bond depends upon its capitalization, working capital, past performance, management expertise and other factors. Surety companies consider such factors and their current underwriting standards, which may change from time to time.

Employees

        Telesource International presently employs 154 people, consisting of 18 employees in management, 25 engineers and technical staff members, six support staff members and 105 hourly employees. All of our employees are nonunion workers, although we may employ union subcontractors from time to time.

	Ninety percent of our crews are staff, because of the technical nature of our construction contracts. Working on a power plant, broadcasting facility or other technical construction site requires a higher level of expertise and a greater attention to safety issues.

	Our non-engineering level employees are hourly workers, while our engineering and supervisory staff are on monthly salaries.


Properties

        Telesource International maintains leased office spaces and land leased for storage of construction equipment. Our Mariana subsidiary's head office in the Commonwealth of Northern Mariana Islands is leased for five years;
we also have an office on the island of Tinian leased on a yearly commitment. On Guam, we have an office leased by the year with 90 days notice for termination of lease. Our corporate offices in Illinois are leased on a month-to-month basis. Additionally, we have approximately 10 leased vehicles in our fleet.


                                  MANAGEMENT

	The names and ages of our executive officers and directors as of November 30, 1999, and their background are as follows:

Name and Age;                   Principal Occupation for Past Five Years;
Years Served as Director        Other Directorships
------------------------        -----------------------------------------
Khajadour Semikian              Khajadour Semikian, President, joined the
Age 46                          Company in September 1996.  From January 1986
Director Since 1995             to December 1996 Mr. Semikian was Assistant
                                General Manager with Sayed Hamid Behbehani &
                                Sons. Mr. Semikian attended a workshop with Wide & Co. in Hamburg, Germany in 1975, attended the Institute of Bankers in Sussex, U.K. in 1973 for a banking course and received a degree in Electrical Engineering in 1973. Mr. Semikian has also served as a director for Computhink Incorporated since
                                1994, Telebond Insurance Corporation and
                                Retsa Development Incorporated since 1998.

Nidal Zayed                     Nidal Zayed, Executive Vice President, joined
Age 39                          the Company in January 1996. From January 1990
Director Since 1998             to December 1995 Mr. Zayed was the owner/
                                President of Commsource Int'l Inc. and
                                self-employed in the practice of law during this period and to date. Mr. Zayed passed the Illinois Bar in November 1985. In June 1985 Mr.
                                Zayed received a law degree from Loyola
                                University School of Law and in June 1982 he received a B.A. in Accounting from Loyola
                                University of Chicago. Mr. Zayed does serve as Chairman for Computhink Incorporated and as a director for Computhink since 1994.

Max Engler			From 1988 to present Mr. Engler has been an
Age 50                          independent Financial Consultant and Mr.
Director Since 1997             Engler is also on the Board of Directors of
                                various companies in Switzerland and abroad.
                                From 1984 to 1988 Mr. Engler headed the Private
                                Banking desk (Middle East and Far East) of
                                Bank Leu as Vice President.  Mr. Engler
                                received a diploma of Commerce from the High
                                School of Commerce of Schwyz, Switzerland and from 1971 to 1975 went through an extensive training program with Union Bank of Switzerland and became an investment advisor. Mr. Engler has also served as a director for Computhink Incorporated since
                                1998. Mr. Engler also is a director for Belmoral S.A., Computhink Ltd., Telesource
                                International CNMI Inc., Retsa Development
                                Inc., Golden Osprey Ltd., Computhink
                                Technology Ltd., FSD Holdings PLC, Litra
                                Holdings AG, Linos Finanz AG, Trafex Ltd.,
                                R.C.W. Enterprises S.A., Formvac S.A., Sanop
                                AG, and Protea Beratungs-und Finanz AG.

Weston W. Marsh                 Mr. Marsh joined the Board of Directors for
Age 49                          Telesource International in 1999. He is a
Director Since 1999             member of the law firm Freeborn and Peters.
                                Prior to joining Freeborn and Peters, Mr.
                                Marsh served as the Assistant General Counsel in charge of all litigation and claims for the nation's seventh largest railroad. Mr.
                                Marsh has handled and supervised the strategy of billion-dollar antitrust cases, large environmental litigation, and a variety of commercial and insurance-related disputes.
                                Mr. Marsh obtained his law degree from the University of Illinois, where he graduated with honors, Order of the Coif, and was associate editor of the Law Review. He received his B.A. from Yale University and an M.B.A. from the University of Chicago, where he graduated first in his class.

Ibrahim M. Ibrahim              Mr. Ibrahim has served as a director of
Age 57                          Telesource International since 1999.  He has
Director Since 1999             been Head of International Banking for The
                                Gulf Bank K.S.C. in Kuwait since 1986.  Mr.
                                Ibrahim served as the Vice President and Head of Credit and Marketing for the First
                                National Bank of Chicago for the middle east region from 1984 to 1986 and he has also served as the Vice President and General
                                Manager of Continental Illinois Bahrain
                                Branch from 1969 to 1984.  Mr. Ibrahim
                                received his M.B.A. in International Business from DePaul University, his M.S. in Taxation and Islamic Law from the University of Alexandria and his B.A. in Accounting from the University of Alexandria.

Jeffery Adams                   Mr. Adams has served as a director of
Age 57                          Telesource International since 1999. He is an
Director Since 1999             Electrical Engineer trained in the United
                                Kingdom. From 1978 to 1986, Mr. Adams served as the marketing director of Babcock
                                Industries and Electrical Group of Companies.
                                In 1986, Mr. Adams became an independent international sales marketing consultant.
                                From 1987 to present, Mr. Adams is the
                                general manager for Trafex Ltd., an
                                engineering supplies company serving the
                                Middle East. From 1997 to 1999, Mr. Adams served as a director for Computhink Ltd. in the United Kingdom.

Ralph Beck                      Mr. Beck has served as a director of
Age 61                          Telesource International since 1999. He
Director since 1999             currently is a principal of Global
                                Construction Solutions, L.L.C. From 1994 to
                                1998, Mr. Beck served as the President of Kajima Construction Services, Inc., the N.A.
                                investment of a global engineering and
                                construction firm. From 1965 to 1994, Mr.
                                Beck was with the Turner Corporation, an international engineering and construction firm. Mr. Beck served as the chairman of the board for Turner Steiner International from 1987 to 1994 and as a senior vice president for Turner Corporation.

Jeff Karandjeff                 Secretary, joined us in April 1997.  From
Age 33                          October 1996 to February 1997 Mr. Karandjeff
                                was an Associate with Schoenberg, Fisher,
                                Newman & Rosenberg, LTD.  From June 1992 to
                                October 1996 Mr. Karandjeff was an associate
                                with Treumann, Goba & Podbelsek, PC.   In
                                May 1993 Mr. Karandjeff received a law degree from Loyola University School of Law and passed the Illinois Bar in September 1993.
                                In May 1988, Mr. Karandjeff received a
                                Bachelors Degree from Massachusetts Institute of Technology.

Robert Swihart                  Joined Telesource International in March 1998
Age 53                          as Treasurer.  From 1988 to 1998 Mr. Swihart
                                held various accounting positions including
                                Assistant Controller with Continental
                                Cablevision/MediaOne.  In June 1970 Mr.
                                Swihart received an M.B.A. from Northern
                                Illinois University and in June 1968 he
                                received a B.A. Business Administration
                                from North Park College.

Bud Curley                      Bud Curley joined Telesource International as
Age 36                          its Chief Financial Officer in September
                                1999. Prior to September 1999, Mr. Curley served as the Chief Financial Officer, Secretary and Executive Vice President for
                                Surety Capital Corporation and Surety Bank,
                                N.A. from 1996 to 1999.  From 1993 to 1996,
                                Mr. Curley served as Surety Capital
                                Corporation and Surety Bank, N.A.'s
                                Controller and Senior Vice President.  From
                                1991 to 1993, Mr. Curley served as the
                                Controller for Environmental Engineering and
                                Geotechnics and from 1989 to 1991, Mr. Curley served as a Financial Analyst for Residential
                                Mortgage Investments, Inc.  In 1989, Mr.
                                Curley received a B.A. in Business
                                Administration from the University of Texas.
                                He has also served as a director for Surety
                                Capital Corporation and Surety Bank, N.A.
                                from 1998 to 1999.


Board Composition

	Directors are elected annually at our annual meeting of stockholders, and serve for the one year term for which they are elected and until their successors are duly elected and qualified. Our bylaws currently provide for a board of directors comprised of seven directors.


Executive Compensation

 	The following table sets forth summary information concerning the compensation received for services rendered to us during the years ended December 31, 1999, 1998 and 1997, respectively by the Executive Vice President. No other executive officers received aggregate compensation during our last fiscal year which exceeded, or would exceed on an annualized basis, $100,000. Other annual compensation consists of health insurance premiums paid for by us on behalf of the named officers, and in some cases, the spouse and dependents of the named officers.


Executive Compensation and Other Information

	Summary of Cash and Certain Other Compensation. The following table provides certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's most highly compensated executive officer of the Company (determined as of the end of the last fiscal year) (hereafter referred to as the "named executive officers") for the fiscal years ended December 31, 1999, 1998 and 1997:

                         SUMMARY COMPENSATION TABLE

                             Annual Compensation

                                                              All Other
    Name and                                                   Annual
Principal Position           Year   Salary (1)     Bonus    Compensation
--------------------------   ----   ----------    -------   ------------
Khajadour Semikia            1999   $  152,337    $     -    $        -
  President                  1998   $        -    $     -    $        -
                             1997   $        -    $     -    $        -

Nidal Zayed                  1999   $  142,404    $     -    $   10,000
  Executive Vice President   1998   $  108,830    $     -    $        -
                             1997   $  108,000    $13,185    $        -

(1) Includes salary paid by the Company, before any salary reduction for contributions to the Company's Savings Plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). The Company paid director fees of $10,000 in 1999 to Mr. Zayed and no director fees for 1998 or 1997.

        We have entered into an employment agreement with Khajadour Semikian and Nidal Zayed. The term of the agreement with Mr. Semikian is from July 1, 1999 to July 1, 2002. Under the terms of the agreement, Mr. Semikian is required to devote his full time to our business. We have agreed to pay him an annualized base salary of $220,000 for the current fiscal year, subject to an increase on January 1, 2000 to $270,000 and to remain at $270,000 per year till July 1, 2002. The payment of cash bonuses to Mr. Semikian will be at the Board's discretion. We have agreed to provide Mr. Semikian with health insurance for him and his family at a reduced rate.
The term of the agreement with Mr. Zayed is from September 1, 1999 to September 1, 2002. Under the terms of the agreement, Mr. Zayed responsibilities' comprise serving as the number two operating officer accountable for the full range of operations. We have agreed to pay him an annualized base salary of $125,000 per year for the term of the agreement. The payment of cash bonuses to Mr. Zayed will be at the Board's discretion. We have also agreed to provide Mr. Zayed with health insurance for him and his family at a reduced rate along with a company car.


Board Compensation
------------------

	Our directors did not receive cash compensation for their services as directors until December 1999, although some directors are reimbursed for reasonable expenses incurred in attending board or committee meetings. The Board has approved a resolution to increase fees paid to each director from none to $20,000 per year beginning in December 1999. The board fees are to be paid semiannually. In August 1999, Mr. Semikian purchased 200,000 shares of common stock at a price per share of $3.00.

Board Committees
----------------

	The Board has appointed three outside directors to serve as the compensation committee and three outside directors to serve as the audit committee at the December 1999 Board meeting. Prior to December 1999, Mr. Semikian, our current chief executive officer and a director, and Mr. Zayed, an executive vice president and a director of Telesource International, participated in deliberations of our full board of directors concerning executive officer compensation.


                            CONFLICTS OF INTEREST

EXISTING BUSINESS CONFLICTS

        Certain of our executive officers, directors and major shareholders are also owners, officers and/or directors of SHBC located in Kuwait. SHBC is a civil, electrical and mechanical construction contractor with 750 employees and over 30 years of experience. SHBC and its affiliates was the sole shareholder of Telesource International prior to July 1999 and will own approximately 61% of the common stock outstanding upon completion of this transaction. SHBC and Telesource International bid and compete within the same industries; however, SHBC has agreed to not bid projects within the United States and its possessions. We have described the specific relationships more fully under the heading "Certain Relationships and Related Transactions" below. Additionally, SHBC and SHBC's majority stockholders, Fouad Behbehani and Nasrallah Behbehani, have signed as guarantors on Telesource International CNMI's promissory note for $25,000,000 with the Commercial Bank of Kuwait, New York Branch. The $25,000,000 promissory note is used by us to finance our construction activities on the power plant. SHBC and SHBC's majority stockholders, Fouad has also signed as guarantor on a $2,000,000 letter of credit from the Kuwait Real Estate Bank for Telesource International. There can be no assurance that upon maturity of these borrowing contracts that SHBC will continue to renew its guarantee of the debt.


CERTAIN RELEATIONSHIPS AND RELATED TRANSACTIONS

        The Behbehani's have significant ownership or control positions in the Company and SHBC as noted under "Risk Factors - -- The largest stockholder owns approximately 61% of the common stock outstanding after the merger, which may impact the ability of minority stockholders to influence our activities." on page 14, SHBC and Telesource International compete within the same industry; however, Telesource International has a right of first refusal to bid projects within the United States and its territories, the Pacific Rim and the Indian Ocean. This right of first refusal agreement between SHBC and the Company specifically excludes projects or modifications for the International Broadcasting Bureau's stations located outside of the continental United States, which both SHBC and the Company may freely bid.

        SHBC has signed as guarantor on a $25,000,000 unsecured promissory note for Telesource International from the Commercial Bank of Kuwait, New York Branch, and a $2,000,000 line of credit with the Kuwait Real Estate Bank.
The $25,000,000 promissory note is used by the Company to finance its construction activities for the Commonwealth Utilities Corporation Tinian
Power Plant.  The $2,000,000 line of credit is used by Telesource
International to meet its working capital needs. There can be no assurance that upon maturity of these borrowing contracts that SHBC will continue to renew its guarantee of the debt.

        Additionally, from time-to-time we may hire, on a part time or temporary basis, individuals employed by SHBC to provide assistance to Telesource International on certain projects in the Northern Mariana Islands. The rates paid will not exceed the fair market value of similar services provided by unrelated third parties.

        In 1996, the Company was subcontracted by SHBC to build a multimillion dollar radio relay station in the Commonwealth of Northern Mariana Islands for the United States Information Agency. The agreement between SHBC and the Company included payment to the Company on a monthly basis for all costs incurred plus a fee of 7.5% on local purchases and procurements. The radio relay station project was completed in 1998. The following table describes the condensed financial information related to this project:


Years Ended December 31,        1999            1998           1997
                            -----------     -----------    -----------
Construction revenues       $ 2,180,683     $ 3,786,177    $ 3,561,055
Sales                         1,691,426       2,236,888      3,801,805
Gross profit                  1,070,930         209,328        213,245


	The Company does not believe that the subcontract with SHBC is indicative of future contracts and expected results.

        The Company had sales to SHBC of $3,129,587, $5,427,103 and $4,247,086 during the twelve months ended December 31, 1999, 1998 and 1997. At
December 31, 1999 and 1998, the Company had receivables due from SHBC in the amount of $320,109 and $186,326, respectively.

	Telesource International performed services in addition to the construction of the radio relay station mentioned above. The following table describes the condensed financial information related to all services provided by Telesource International to SHBC.

                                            Twelve Months Ended
                                                December 31,
                                -------------------------------------------
                                    1999             1998            1997
                                -----------     ------------    -----------
Construction revenues           $ 3,872,177     $  3,786,177    $ 3,561,055
Sales                             3,129,587        5,427,103      4,247,086
Rental income                       610,918        1,380,956        882,078
Service fees                        204,628          351,956        362,536
Accounts receivable                 320,109          186,326        490,854
Other current assets                      -           10,000         25,000
Prepaid expenses                    170,182                -              -
Accounts payable                  1,604,811          527,203        139,100
Accrued expenses                          -          598,110        202,012
Other customer deposits             125,000          125,000        125,000
Current liabilities                  88,726           58,503        222,904
Debt                                      -                -      6,978,374

        In March 1999, the Company signed a three year lease for 20,000 square meters of land. The land will be used to store equipment for the Company.
The lease has a total cost for the three year period of $75,000 and was paid in full. The lease is with Retsa Development Incorporated. Our
President and CEO, K.J. Semikian and one of our directors, Max Engler, serves on Retsa Development Incorporated's board of directors.

	The Company held an investment in Telebond Insurance Corporation at December 31, 1999, in the amount of $50,000. During 1999, the Company purchased insurance from Telebond in the amount of $211,357 and held a prepaid asset for insurance in the amount of $170,812 at December 31, 1999. Our President and CEO, K.J. Semikian serves on Telebond Insurance Corporation's board of directors.


                            PRINCIPAL STOCKHOLDERS

	The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of December 31, 1999 by SHBC, which owned 100% of all outstanding common stock as of June 30, 1999, which was reduced to 66.4% ownership at December 31, 1999. SHBC sold 3,361,000 shares in August 1999.

        Number of Shares:                                   6,639,000
        Percentage ownership by SHBC at December 31, 1999:      66.4%


        The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of the 3rd quarter ended December 31, 1999 by:

        * Each shareholder known by us to own beneficially more than 5% of the common stock

        * Each executive officer

        * Each director and all directors and executive officers as a group:

                           Number of     Percentage         Percentage
        Name                Shares     before merger(1)    after merger
-----------------------    ---------   ----------------    ------------
Khajadour J. Semikian       200,000         2.00%              2.00%
Nidal Zayed(2)              110,000           *                1.10%
Max Engler(3)                50,000           *                  *
Ibrahim M. Ibrahim           10,000           *                  *
Jeffrey H. Adams              1,000           *                  *
                           ---------   ----------------    ------------
All directors and named
Executive officers as
a group (number in
group: five persons)        371,000         2.61%              3.71%
                           =========   ================    ============

Sayed Hamid Behbehani &
Sons Co. W.L.L. (4)       6,639,000(5)     66.39%             61.29%
                          ============ ================    ============


* Less than 1% of all the issued and outstanding shares of Common Stock.

(1) This table is based upon information derived from our stock records and information furnished by persons named. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 10,000,000 shares of Common Stock outstanding as of December 31, 1999.

(2) 	Mr. Zayed owns 110,000 shares of Sixth Business Service Group.

(3) Max Engler serves as a board director for Litra Holding AG. Litra Holding AG owns directly 495,000 shares of Telesource International's common stock. Based upon information provided to Telesource International, Telesource International does not consider these shares to be beneficially owned by Mr. Engler.

(4) 	Includes 2,020,000 shares of Common Stock held by the Behbehani family in the following manner:

Who                                        Relationship   Number of Shares
--------------------------------------     ------------   ----------------
Nasrallah S. H. S. A. Behbehani                                 725,000
Aster I. Behbehani                                              495,000
Salman F. Behbehani                                             250,000
Eqbal E. A. A. Al-Behbehani                                     200,000
Amal N. S. H. S. A. Behbehani                                   100,000
Anwar N. S. H. S. A. Behbehani                                  100,000
Nasarallah Behbehani & Sons Co. W.L.L.                          100,000
Najeeb S. H. Behbehani                                           50,000
                                                          ----------------
        Total shares held directly by the
           Behbehani family members                           2,020,000
                                                          ----------------

Sayed Hamid Behbehani & Sons Co. W.L.L.                       4,619,000
                                                          ----------------

        Total SHBC and beneficially held                      6,639,000
                                                          ================

(5) 	SHBC and beneficially held common stock will be 6,639,000 shares before the merger which will decrease by 510,000 shares in connection with the merger to 6,129,000. The decrease in ownership of 510,000 shares by SHBC will occur as follows: 300,000 shares will be distributed to Longman and Associates for their services provided in connection with the completion of the merger and 210,000 shares will be given to Telesource International to be retired which in turn will eliminate the dilution to all other existing Telesource International shareholders which would have occurred as a result of the merger without the retirement of the 210,000 shares of SHBC common stock.



              DESCRIPTION OF TELESOURCE INTERNATIONAL CAPITAL STOCK

        The Company is authorized to issue fifty million (50,000,000) shares of Common Stock, par value $0.01 per share, 10,000,000 of which shares were issued and outstanding as of March 1, 2000. At March 1, 2000, the Company had 192 shareholders of record.

        In July 1999, the Company announced that its Board of Directors approved a one-for-ten thousand stock split to stockholders of record on July 26, 1999. There was only one shareholder of record on the record date, SHBC.
All references in the financial statements to number of shares and per share amounts of the Company's common stock have been retroactively restated to reflect the increased number of shares outstanding.

       Holders of shares are entitled to one vote per share, without cumulative voting, on all matters to be voted on by shareholders. Therefore, the holders of a majority of the shares voting for the election of directors can elect all the directors without the concurrence of any other shareholder. Subject to preferences that may be applicable to any outstanding preferred stock, shareholders are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available. In the event of a liquidation, dissolution or winding up of the Company, shareholders are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Shares of the Common Stock have preemptive rights for thirty days, to subscribe for, purchase or otherwise acquire any shares of stock of the same class of the corporation or any equity and/or voting shares of stock of any class of the corporation which the corporation proposes to issue or any rights or options which the corporation proposes to grant for the purchase of shares of stock of the same class of the corporation or of equity and/or voting shares of any class of stock of the corporation or for the purchase of any stock, bonds, securities, or obligations of the corporation which are convertible into or exchangeable for, or which carry any rights to subscribe for, purchase or otherwise acquire shares of stock of the same class of the corporation or equity and/or voting shares of any class of the corporation, whether now or hereafter authorized or created, whether having unissued or treasury status, and whether the proposed issue, reissue, or grant is for cash, property, or any other lawful consideration; and after the expiration of said thirty days, any and all such shares of stock, rights, options bonds, securities or obligations of the corporation may be issued, reissued, transferred or granted by the Board of Directors, as the case may be, to such persons, firms, corporations and associations, and for such lawful consideration, and on such terms, as the Board of Directors in its discretion may determine. There are no conversion rights or redemption or sinking fund provisions with respect to such shares.

	The transfer agent and registrar of the common stock is American Securities Transfer & Trust, Inc., 12039 West Alameda Parkway, Lakewood, CO 80228.


Indemnification of Directors and Officers

        Section 145 of the General Corporation Law of the State of Delaware (the "Act") empowers a corporation to indemnify it directors and officers and to purchase insurance with respect to liability arising out of their capacity as directors and officers. The Act further provides that indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the Corporation's bylaws, any agreement, vote of the shareholders, or otherwise.

	Article VII of the our bylaws provides that we shall indemnify all persons to the full extent allowed by law, by reason of the fact that they are or were a director, become a party or are threatened to be made a party to any indemnifiable action, suit or proceeding. We shall pay, in advance of the final disposition of any indemnifiable action, suit or proceeding under this bylaw, all reasonable expenses incurred by the director, upon receipt of an undertaking by or on behalf of the director to repay such amount if it is ultimately determined that he is not entitled to be indemnified by us under law. We may indemnify persons other than directors, such as officers and employees, as permitted by law. We my purchase and maintain insurance on behalf of directors, officers and other persons against any liability asserted against him, whether or not we would have the power to indemnify such person against such liability, as permitted by law.

        Insofar as indemnification for liabilities arising under the securities act may be permitted to directors, officers or persons controlling the registrant under the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against the public policy and is therefore, unenforceable.

Dividend Policy

	Telesource International has not paid cash dividends in the past and does not intend to pay dividends for the foreseeable future. Telesource International intends to retain any future earnings for use in the business of the company. The payment of any dividends in the future will be made at the discretion of the Board of Directors of the Company and will depend upon the operating results and financial condition of the company and its subsidiaries, their capital requirements, contractual agreements, general business conditions and other factors. Telesource International's principal source of funds to pay dividends in the future, if any, on the Common Stock will be cash dividends Telesource International receives from its subsidiaries.

	The transfer agent and registrar of the common stock is American Securities Transfer & Trust, Inc., 12039 West Alameda Parkway, Lakewood, CO 80228.

******************************************************************************

                     Sixth Business Service Group's Business

History and Organization
------------------------

     We were organized under the laws of the state of Florida in March, 1999. Since inception, our primary activity has been directed to organizational efforts. We were formed as a vehicle to acquire a private company desiring to become an SEC reporting company in order thereafter to secure a listing on the over the counter bulletin board.


Operations
----------

	We were organized for the purposes of creating a corporate vehicle to seek, investigate and, if such investigation warrants, engage in business combinations presented to us by persons or firms who or which desire to become an SEC reporting company. We will not restrict our search to any specific business, industry or geographical location.

        We do not currently engage in any business activities that provide any cash flow. The costs of identifying, investigating, and analyzing business combinations will be paid with money in our treasury or loaned by management. This is based on an oral agreement between management and us.


Employees
---------

        We presently have no employees. Our officer and director is engaged in business activities outside of us, and the amount of time he will devote to our business will only be between five, 5, and twenty, 20, hours per person per week. It is anticipated that management will devote the time necessary each month to our affairs of until a successful business opportunity has been acquired.

Year 2000 Issues
----------------

        Because we currently have no operations, we do not anticipate incurring significant expense with regard to Year 2000 issues.


Selected Financial Data
-----------------------

	The following information concerning our financial position and operations is as of and for December 31, 1999 and for the ten months ended December 31, 1999 and is unaudited.


        Total assets            $       0
        Total liabilities               0
        Equity                          0
        Sales                           0
        Net loss                $      79
        Net loss per share      $    0.00


Management Discussion And Analysis Or Plan Of Operation
-------------------------------------------------------

        We are a development stage entity, and have neither engaged in any operations nor generated any revenues to date. We have no assets. Our expenses to date, all funded by a loan from management, are $79. We have agreed to pay our management a fee of $55,000, to be paid from the merger fee.

        Substantially all of our expenses that must be funded by management will be from our efforts to identify a suitable acquisition candidate and close the acquisition. Management has orally agreed to fund our cash requirements until an acquisition is closed. So long as management does so, we will have sufficient funds to satisfy our cash requirements. This is primarily because we anticipate incurring no significant expenditures. Before the conclusion of an acquisition, we anticipate our expenses to be limited to accounting fees, legal fees, telephone, mailing, filing fees, occupational license fees, and transfer agent fees.

        We do not intend to seek additional financing. At this time we believe that the funds to be provided by management will be sufficient for funding our operations until we find an acquisition and therefore do not expect to issue any additional securities before the closing of a business combination.

        We expect no Year 2000 problems, as our business is not dependent upon any computer. However, the business we acquire could experience interruptions in its business and significant losses if it or its customers or vendors rely on computer information systems that are unable to accurately process dates beginning on January 1, 2000.

Properties.
-----------

	We are presently using the office of Michael T. Williams, 2503 W. Gardner Ct., Tampa FL, at no cost as our office. Such arrangement is expected to continue only until a business combination is closed, although there is currently no such agreement between us and Mr. Williams. We at present own no equipment, and do not intend to own any.


Security Ownership of Certain Beneficial Owners and Management.
---------------------------------------------------------------

	The following table sets forth information about our current shareholders. The person named below has sole voting and investment power with respect to the shares. The numbers in the table reflect shares of common stock held as of the date of this Information Statement/Prospectus:

                              Number of   Percentage      Number of     Percentage
                               Shares       before         Shares          after
                            Pre-Merger(1)   Merger    Post-Merger(1)(2)   Merger
                            ------------- ----------  ----------------- ----------
Michael T. Williams(1)(3)     890,000         89%          100,000           1%
2503 W. Gardner Ct.
Tampa, FL 33611

Nidal Z. Zayed(3)             110,000         11%          110,000         1.1%
860 Parkview Blvd.
Lombard, IL 60148

All directors and officers
 as a group - 1 persons     1,000,000         89%          890,000         1.1%
group - 1 persons


(1) Owned by the Williams Blind Trust, with beneficiaries as Tenants by the Entireties of Michael Williams and Donna Williams, his wife. Under the terms of the trust, all sales decisions will be made exclusively by the trustee and no details of the trust's holdings or sales will be disclosed to the beneficiaries.

(2)     Shares issued to Mr. Zayed subject to reverse split protection.

(3) Mr. Williams is a director and officer of Sixth Business Service Group prior to the merger; however, Mr. Williams will not be a director and officer after the merger. Mr. Zayed is not a director or officer prior to the merger of Sixth Business Service Group ; however, Mr. Zayed will be a director and officer after the merger.

	Mr. Williams may be deemed our promoter, as that term is defined under the securities act of 1933.


Directors and Executive Officers.
---------------------------------

	The following table and subsequent discussion sets forth information about our director and executive officer, who will resign upon the closing of the acquisition transaction. Our director and executive officer was elected to his position in March, 1999.

Name                      Age       Title
-----                     ---       -----
Michael T. Williams       51        President, Treasurer and Director


	Michael T. Williams responsibilities will include management of our operations as well as our administrative and financial activities. Since 1975 Mr. Williams has been in the practice of law, initially with the U.S. Securities and Exchange Commission until 1980, and since then in private practice. He was also chief executive officer of Florida Community Cancer Centers, Dunedin, FL from 1991-1995. He received a BA from the University of Kansas and a JD from the University of Pennsylvania.


Executive Compensation.
-----------------------

        Mr. Williams will receive an aggregate salary of $5,000 from inception of our business until closing of the merger.


Certain Relationships and Related Transactions.
-----------------------------------------------

        Williams Law Group will receive a fee of $40,000 for legal services in connection with the preparation of this registration statement. Mr.
Williams will own through his blind trust 100,000 shares of stock after closing of the merger as a result of a reverse split.


Legal Proceedings.
------------------

 	We not a party to or aware of any pending or threatened lawsuits or other legal actions.


Indemnification of Directors and Officers.
------------------------------------------

        Our director is bound by the general standards for directors provisions in Florida law. These provisions allow him in making decisions to consider any factors as he deems relevant, including our long-term prospects and interests and the social, economic, legal or other effects of any proposed action on the employees, suppliers or our customers, the community in which the we operate and the economy. Florida law limits our director's liability.

	We have agreed to indemnify our director, meaning that we will pay for damages they incur for properly acting as director. The SEC believes that this indemnification may not be given for violations of the securities act of 1933.

        Insofar as indemnification for liabilities arising under the securities act may be permitted to directors, officers or persons controlling the registrant under the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against the public policy and is therefore, unenforceable.

Provisions With Possible Anti-Takeover Effects
----------------------------------------------

        As we will reincorporate in Delaware before the closing of the merger, the following information about Delaware law is provided:

        Section 203 of Delaware law prohibits a corporation from engaging in a business combination with an interested stockholder for three years following the date that such person becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or entity who or which owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

	For purposes of Section 203, the term business combination is defined broadly to include mergers of the corporation or a subsidiary with or caused by the interested stockholder; sales or other dispositions of the interested stockholder (except proportionately with the corporation's other stockholders) of assets of the corporation or a subsidiary equal to ten percent or more of the aggregate market value of the corporation's consolidated assets or its outstanding stock; the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder (except for certain transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the interested stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock); or receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

 	The three-year moratorium imposed on business combinations by Section 203 does not apply if:

    (i) prior to the date at which such stockholder becomes an interested stockholder the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder;

   (ii) the interested stockholder owns 85% of the corporation's voting stock upon consummation of the transaction which made him or her an interested stockholder (excluding from the number of shares outstanding those shares owned by directors who are also officers of the target corporation and shares held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer); or

  (iii) on or after the date such person becomes an interested stockholder, the board approves the business combination and it is also approved at a stockholder meeting by 66 2/3% of the voting stock not owned by the interested stockholder.

Section 203 does not apply if the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or a 20-day notice required under Section 203 of the proposed transaction which

        * constitutes certain

        * mergers or consolidations

        * sales or other transfers of assets having an aggregate market value equal to 50% or more of the aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation

        * proposed tender or exchange offer for 50% or more of the corporation's outstanding voting stock;

        * is with or by a person who was either not an interested stockholder during the last three years or who became an interested stockholder with the approval of the corporation's board of directors

        * is approved or not opposed by a majority of the board members elected prior to any person becoming an interested stockholder during the previous three years (or their chosen successors).

	Stockholder Voting on Mergers and Similar Transactions. The laws of Delaware generally require that a majority of the stockholders of both acquiring and target corporations approve statutory mergers. They do not require a stockholder vote of the surviving corporation in a merger unless the corporation provides otherwise in its certificate of incorporation if

        * the merger agreement does not amend the existing certificate of incorporation,

        * each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger, and

        * the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.

	The laws of Delaware also generally require that a sale of all or substantially all of the assets of a corporation be approved by a majority of the voting shares of the corporation transferring such assets.

	Delaware law generally does not require class voting, except for amendments to the certificate of incorporation that change the number of authorized shares or the par value of shares of a specific class or that adversely affect such class of shares.

          DESCRIPTION OF SIXTH BUSINESS SERVICE GROUP'S CAPITAL STOCK

Common Stock

	As of March 1, 2000, there were 1,000,000 shares of common stock outstanding held of record by 2 stockholders. There will be 10,000,000 post merger shares of common stock outstanding after giving effect to the issuance of the shares of common stock to the public under this prospectus.

    The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The common stock has no preemptive or conversion rights or other subscription rights. There are no sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

	There are no  shares of preferred stock outstanding.   issuance of
preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including voting rights of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. As of the closing of the merger, we currently have no plans to issue any additional shares of preferred stock.

Dividends

	We have never paid any dividends and do not expect to do so after the closing of the merger and thereafter for the foreseeable future.

Transfer Agent and Registrar

    We are the transfer agent and registrar for our common stock.


     COMPARISON OF RIGHTS OF SIXTH BUSINESS SERVICE GROUP STOCKHOLDERS AND
                   TELESOURCE INTERNATIONAL SHAREHOLDERS

	Because Sixth Business Service Group will change its state of incorporation, articles or articles and bylaws to be the same as those of Telesource International, the rights of shareholders of Telesource International will not change as a result of the merger.


                            AVAILABLE INFORMATION

     Telesource International is not and, until the effectiveness of the registration statement (as defined below), Sixth Business Service Group was not, subject to the reporting requirements of the Exchange Act and the rules and regulations promulgated thereunder, and, therefore, do not file reports, proxy statements or other information with the Commission. Under the rules and regulations of the Commission, the solicitation of proxies from the shareholders of Telesource International to approve the merger constitutes an offering of Sixth Business Service Group common stock to be issued in connection with the merger. Accordingly, Sixth Business Service Group has filed with the Commission a registration statement on Form S-4 under the Securities Act, with respect to such offering from time to time, the registration statement. This proxy statement/prospectus constitutes the prospectus of Sixth Business Service Group that is filed as part of the Registration Statement in accordance with the rules and regulations of the Commission. Copies of the registration statement, including the exhibits to the Registration Statement and other material that is not included herein, may be inspected, without charge, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and may be available at the following Regional Offices of the Commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                                   EXPERTS

The consolidated financial statements of Telesource International, Inc. as of December 31, 1999 and 1998 and for the years ended December 31, 1999, 1998 and 1997, also included in this prospectus and elsewhere in the Registration Statement have been included herein in reliance on the report of Pender Newkirk & Company, CPAs, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                LEGAL MATTERS

        The validity of the shares of Sixth Business Service Group common stock being offered by this information statement/prospectus and certain federal income tax matters related to the exchange are being passed upon for Sixth Business Service Group by Williams Law Group, P.A., Tampa, FL. Mr.
Williams is the sole officer and director of and owns 890,000 shares pre merger and 100,000 shares post merger of the stock of Sixth Business
Service Group.

INDEX TO FINANCIAL STATEMENTS

Page
Telesource International Inc.:
  Report of Independent Accountants..................................   F-1

  Consolidated Balance Sheet as of December 31, 1999 and 1998........   F-2

  Consolidated Statements of Income for the years ended
       December 31, 1999, 1998 and 1997..............................   F-3

  Consolidated Statements of Shareholder's Equity for the
       years ended December 31, 1999, 1998 and 1997..................   F-4

  Consolidated Statements of Cash Flows for the years ended
       December 31, 1999, 1998 and 1997..............................   F-5

  Notes to Consolidated Financial Statements as of December 31,
       1999 and 1998.................................................   F-6

Independent Auditors' Report


Board of Directors
Telesource International, Inc. and Subsidiaries
Lombard, Illinois

We have audited the accompanying consolidated balance sheets of Telesource International, Inc. and Subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years ended December 31, 1999, 1998, and 1997. These consolidated financial statements are the responsibility of the management of Telesource International, Inc. and Subsidiaries. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telesource International, Inc. and Subsidiaries as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the years ended December 31, 1999, 1998, and 1997 in conformity with generally accepted accounting principles.


/s/ Pender Newkirk & Company
Certified Public Accountants
Tampa, Florida
February 18, 2000

                        TELESOURCE INTERNATIONAL, INC.
                         CONSOLIDATED BALANCE SHEETS


                                          December 31,    December 31,
                                              1999            1998
                                          ------------    ------------

Assets:
   Cash and cash equivalents              $   866,388     $   958,146
   Accounts receivable (including
      related party of $320,109 and
      $186,326 at 1999 and 1998,
      respectively)                           710,840         191,078
   Current portion notes receivable           907,822               -
   Prepaid expenses (including related
      party of $170,182 and none at 1999
      and 1998, respectively)                 288,798          88,686
   Costs and estimated earnings in
      excess of billings                      629,724               -
   Other current assets (including
      related party of $0 and $10,000
      at 1999 and 1998, respectively)               -          10,000
                                          ------------    ------------
              Total current assets          3,403,572       1,247,910

   Long term portion costs and estimated
      earnings in excess of billings       24,113,343      22,502,747

   Deposits                                    70,297          59,113
   Premises and equipment, net of
      accumulated depreciation of
      $1,044,312 and $686,102 at
      1999 and 1998, respectively           1,891,188       1,786,409
   Time deposits                            1,000,000               -
   Long term portion notes receivable      12,022,557               -
   Other assets                               134,244               -
                                          ------------    ------------
              Total assets                $42,635,201     $25,596,179
                                          ============    ============


Liabilities and shareholders' equity:
   Accounts payable (including related
      party of $1,604,811 and $527,203
      at 1999 and 1998, respectively)     $ 3,917,531     $   771,436
   Accrued expenses (including related
      party of $0 and $598,110 at 1999
      and 1998, respectively)               1,592,786         707,338
   Customer deposits - related party          125,000         125,000
   Current notes payable                      500,000               -
   Current liabilities - related party         88,726          58,503
   Taxes payable                              434,437         385,000
                                          ------------    ------------
              Total current liabilities     6,658,480       2,047,277

   Deferred tax liability                     510,000         232,382
   Long-term debt                          28,000,000      17,500,000
                                          ------------    ------------
              Total liabilities            35,168,480      19,779,659
                                          ------------    ------------


Commitments and contingent liabilities

Shareholders' equity:
   Common stock, $0.01 par value,
      50,000,000 shares authorized,
      10,000,000 shares issued and
      outstanding                             100,000         100,000
   Additional paid-in capital                 847,225         847,225
   Retained earnings                        6,519,496       4,869,295
                                          ------------    ------------
              Total shareholders' equity    7,466,721       5,816,520
                                          ------------    ------------

       Total liabilities and
           shareholders' equity           $42,635,201     $25,596,179
                                          ============    ============

       Read the Accountant's Report along with the accompanying notes which are an integral part of the consolidated financial statements.

                       TELESOURCE INTERNATIONAL, INC.
                   CONSOLIDATED STATEMENTS OF OPERATIONS
           for the years ended December 31, 1999, 1998 and 1997


                                                    Years Ended
                                     ------------------------------------------
                                         1999           1998           1997
                                     -------------   ------------  ------------
Revenues:
   Construction revenues
   (including related party of
    $3,872,119, $3,786,177 and
    $3,561,055 in 1999, 1998 and
    1997, respectively)              $  18,612,386   $ 26,288,924  $  3,561,055
   Sales (including related
    party of $3,129,587,
    $5,427,103 and $4,247,086
    1999, 1998 and 1997,
    respectively)                        3,608,419      5,446,731     8,570,339
   Rental income - related party           610,918      1,380,596       882,078
   Service fees - related party            204,628        351,956       362,536
                                     -------------   ------------  ------------

         Gross revenues                 23,036,351     33,468,207    13,376,008
                                     -------------   ------------  ------------

Costs and expenses:
   Construction costs                   15,436,605     21,729,942     3,563,007
   Cost of sales                         3,161,775      5,301,348     8,057,617
                                     -------------   ------------  ------------

         Gross profit                    4,437,971      6,436,917     1,755,384
                                     -------------   ------------  ------------

Expenses:
   Salaries and employee benefits        1,034,948        386,571       452,795
   Occupancy and equipment                 245,551        293,112       305,290
   General and administrative            2,055,901        748,935       346,543
   Impairment of long-lived asset                -        271,456             -
                                     -------------   ------------  ------------

         Total expenses                  3,336,400      1,700,074     1,104,628
                                     -------------   ------------  ------------
       Operating profit                  1,101,571      4,736,843       650,756
                                     -------------   ------------  ------------

Other income (expense):
   Interest income                       2,043,864         12,453             -
   Interest expense                     (1,132,221)       (39,963)      (36,799)
   Other income, net                        14,605          4,281         6,102
                                     -------------   ------------  ------------

        Total other income
        (expense)                          926,248        (23,229)      (30,697)
                                     -------------   ------------  ------------

        Income before income
        taxes                            2,027,819      4,713,614       620,059
                                     -------------   ------------  ------------

Income tax expense                         377,618        702,795        26,469
                                     -------------   ------------  ------------

        Net income                   $   1,650,201   $  4,010,819  $    593,590
                                     =============   ============  ============

Basic and diluted earnings
per share                            $        0.17   $       0.40  $       0.06
                                     =============   ============  ============

Weighted average shares
outstanding                             10,000,000     10,000,000    10,000,000
                                     =============   ============  ============


       Read the Accountant's Report along with the accompanying notes which are an integral part of the consolidated financial statements.

                         TELESOURCE INTERNATIONAL, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
             for the years ended December 31, 1999, 1998 and 1997

                                     Common Stock        Additional
                                                Par       Paid-in     Retained      Total
                                  Shares       Value      Capital     Earnings      Equity
                                ----------    --------   ---------- ----------   ----------
Balance at December 31, 1996    10,000,000    $100,000    $147,225    $264,886     $512,111

Net income                                                             593,590      593,590
                                ----------    --------   ---------- ----------   ----------

Balance at December 31, 1997    10,000,000     100,000     147,225     858,476    1,105,701

Capital contribution by
   shareholder                                             700,000                  700,000

Net income                                                           4,010,819    4,010,819
                                ----------    --------   ---------- ----------   ----------

Balance at December 31, 1998    10,000,000     100,000     847,225   4,869,295    5,816,520

Net income                                                           1,650,201    1,650,201
                                ----------    --------   ---------- ----------   ----------

Balance at December 31, 1999    10,000,000    $100,000    $847,225  $6,519,496   $7,466,721
                                ==========    ========   ========== ==========   ==========


       Read the Accountant's Report along with the accompanying notes which are an integral part of the consolidated financial statements.

                        TELESOURCE INTERNATIONAL, INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
              for the years ended December 31, 1999, 1998 and 1997

                                                                                       Years Ended
                                                                      -------------------------------------------
                                                                           1999           1998            1997
                                                                      ------------    -----------      ----------
Cash flows from operating activities:
   Net income                                                         $  1,650,201     $4,010,819      $  593,590
   Adjustments to reconcile net income to net
       Cash provided by (used in) operating activities:
           Depreciation and amortization                                   363,880        451,888         219,156
           Impairment of long-lived assets                                       -        271,456               -
           Changes in assets and liabilities:
              Receivables                                                 (519,762)     1,482,603      (1,531,681)
              Costs and estimated earnings in excess of billings        (2,240,320)   (17,314,750)     (4,983,579)
              Other assets                                                (335,540)        31,088          43,031
              Other liabilities                                          4,061,766        324,841         235,141
              Tax payable                                                   49,437        385,000
                            Deferred tax liability                         277,618        232,382               -
                                                                      ------------    -----------      ----------

                   Net cash provided by (used in) operating
                        activities                                       3,307,280    (10,124,673)     (5,424,342)
                                                                      ------------    -----------      ----------

Cash flows from investing activities:
   Increase in notes receivable                                        (13,620,809)             -               -
   Payments received on notes receivable                                   690,430              -               -
   Purchase of interest bearing deposits in financial institutions	(1,000,000)		-		-
   Premise and equipment expenditures                                     (468,659)    (1,083,762)       (683,933)
                                                                      ------------    -----------      ----------

            Net cash (used in) investing activities                    (14,399,038)    (1,083,762)       (683,933)
                                                                      ------------    -----------      ----------

Cash flows from financing activities:
   Proceeds from borrowings                                             11,000,000     17,500,000       6,978,374
   Payments made on borrowings                                                   -     (6,978,374)              -
   Proceeds from shareholder contribution                                        -        700,000               -

            Net cash provided by financing activities                   11,000,000     11,221,626       6,978,374
                                                                      ------------    -----------      ----------

Net (decrease) increase in cash and cash equivalents                       (91,758)        13,191         870,099

Beginning cash and cash equivalents                                        958,146        944,955          74,856
                                                                      ------------    -----------      ----------

Ending cash and cash equivalents                                      $    866,388     $  958,146      $  944,955
                                                                      ============    ===========      ==========
Supplemental disclosure:
     Cash paid during the period for interest                         $  1,953,320     $  379,436      $  169,038
     Cash paid during the period for income taxes                     $     55,537     $  180,018      $  100,905



       Read the Accountant's Report along with the accompanying notes which are an integral part of the consolidated financial statements.

                          TELESOURCE INTERNATIONAL INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              For the Years Ended December 31, 1999, 1998 and 1997

1.	Background:
        -----------

        Telesource International ("Telesource" or the "Company") was incorporated in Delaware in 1994. Telesource is an international engineering and construction company, which is in the business of constructing projects, which range from single family housing units to electrical power generation plants. In the Commonwealth of Mariana Islands (U.S. Territory) the Company also operates a diesel fired electric power generation plant for the sale of electricity to the local power grid. The Company's facility in Lombard, Illinois, annually handles the procurement, export and shipping of several millions of dollars worth of U.S. fabricated products for use by the Company's subsidiaries or for resale to customers outside of the mainland. Telesource was formed in 1994 to facilitate various intra-corporate activities and, until July 1999, was a wholly owned subsidiary of Sayed Hamid Behbehani & Sons Co. W.L.L. ("SHBC"), a Kuwait-based civil, electrical and mechanical construction company.

        The Company conducts its operations primarily through subsidiaries. Telesource currently has two subsidiaries. The Company's Mariana subsidiary, Telesource CNMI, handles construction and management of the Company's power facilities in the Commonwealth of Mariana Islands and operates a branch office in Guam to take advantage of opportunities we believe will be available there. The Company's second subsidiary, Commsource International, is an international export company that facilitates the purchase of equipment in the U.S.

        Telesource has three main operating segments: construction services, trading of U.S. fabricated goods and power generation. The power generation activities commenced in March 1999.

        During 1999, Telesource entered into an agreement for a merger with Sixth Business Service Group, an SEC registered company located in Tampa, Florida. Under the proposed structure of the transaction, Telesource will merge with and into Sixth Business Service Group, pursuant to which merger the shareholders of Telesource will receive shares of Sixth Business Service Group in exchange for their shares of Telesource stock. Sixth Business Service Group will change its name to Telesource International, Incorporated after the merger. The transaction involves a reverse merger, whereby Telesource is expected to become listed on the Over The Counter Bulletin Board. The merger is expected to occur during the second quarter of 2000.

2.	Summary of Significant Accounting Policies:
        -------------------------------------------

        Customer and Credit Concentration

        The Company has a concentration with two major customers. One customer is the Commonwealth Utilities Corporation ("CUC"). The Company was contracted by the CUC to construct and operate a power generation facility. In March 1999, the power generation plant became operational. Power revenues from this plant did not begin until March 1999 and were earned under a long-term power purchase agreement with the same customer. The other major customer, SHBC, was the Company's parent corporation and is now a related party. In 1997, the Company was contracted to construct a radio relay station for SHBC and completed its construction in 1998.
        The radio relay station contract was on a cost basis with a fee to be paid to the Company in the amount of a 7.5% premium added to the costs on any local products used in the construction of the radio relay station. The Company's subsidiary, Commsource International, which is involved in the trading of U.S. fabricated products had one major customer, SHBC, which is a related party. The Company expects that the concentration of its revenues with SHBC will continue for the foreseeable future.

        The Company had a concentration of credit with the CUC. The Company has received promissory notes with a net present value of $12,930,379 at December 31, 1999 and these notes have a payment amount of $180,000 per month for ten years. The costs and estimated earnings in excess of billings for the construction activities on the power generation plant were $24,113,343 and $22,502,747 at December 31, 1999 and
        1998, respectively. The Company performs ongoing credit evaluations of its customers to determine if a provision for credit losses is appropriate.

        Principals of Consolidation
        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Telesource currently has two subsidiaries. The Mariana subsidiary, Telesource CNMI Inc., handles construction and management of the Company's power facilities in the Commonwealth of the Northern Mariana Islands. Commsource International, is an international export company that facilitates the purchase of equipment fabricated in the U.S. Telesource CNMI, Inc. also operates a branch office in Guam, Telesource Pacifica and Pacifica Power Resources, a trading office which was opened to take advantage of opportunities expected to be available there. All significant intercompany transactions and accounts have been eliminated.

        Deposits in excess of Federal Deposit Insurance Corporation Insurance

	The Company maintains cash in accounts in excess of the Federal Deposit Insurance Corporation's insured limit of
        $100,000.

	Cash and Cash Equivalents

	Telesource records as cash and cash equivalents all highly liquid short-term investments with original maturities of three months or less.

	Receivables

        The Company extends credit to its various customers based on the customer's ability to pay. At December 31, 1999 the Company had a provision for credit losses in the amount of $12, 660 and no provision for credit losses at December 31, 1998.

2.	Summary of Significant Accounting Policies: continued
        -------------------------------------------

	Premises and Equipment

        Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method at rates sufficient to amortize the cost over the estimated economic lives of the assets. Expenditures for repairs and maintenance are expensed as incurred, and renewals and betterments that extend the lives of assets are capitalized. Cost and accumulated depreciation are eliminated from the accounts when assets are sold or retired and any resulting gain or loss is reflected in operations in the year of disposition.

	Revenue Recognition

	Revenue from construction contracts including construction joint ventures is recognized using the percentage-of-completion method of accounting, based upon costs incurred and projected costs. Cost of revenue consists of direct costs on contracts; including labor and materials, amounts payable to subcontractors, direct overhead costs, equipment expense (primarily depreciation, maintenance and repairs), interest associated with construction projects and insurance costs. Depreciation is provided using straight-line methods for construction equipment. Contracts frequently extend over a period of more than one year and revisions in cost and profit estimates during construction are reflected in the accounting period in which the facts that require the revision become known. Losses on contracts, if any, are provided in total when determined, regardless of the degree of project completion. Claims for additional contract revenue are recognized in the period when it is probable that the claim will result in additional revenue and the amount can be reliably estimated.

	The foregoing as well as the stage of completion, and mix of contracts at different margins may cause fluctuations in gross profit between periods.

        Revenue from the Company's trading of U.S. fabricated goods is recognized at the time of shipment. The Company recognizes service revenues and energy sales in the period in which the commodity is delivered or when the work is performed. Telesource recognizes rental revenue on the accrual basis pursuant to contractual arrangements between the Company and its customers.

        Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

        Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

        The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

        -------------------------------------------

	Deferred Tax Assets and Liabilities

	Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that included the enactment date.

        Computation of Earnings Per Share

        Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding, excluding restricted common stock. Diluted earnings per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. The Company did not have any dilutive potential common shares outstanding at December 31, 1999, 1998 and 1997.

        Stock Split

        In July 1999, the Board of Directors approved a one-for-ten thousand stock split to stockholders of record on July 26, 1999. There was only one shareholder of record on the record date, SHBC. All references in the financial statements to number of shares and per share amounts of the Company's common stock have been retroactively restated to reflect the increased number of shares outstanding.

	Recent Accounting Pronouncements

        In June 1998, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 establishes new standards for recording derivatives in interim and annual financial statements. On May 19, 1999, the Financial Accounting Standards Board voted to defer the implementation date of this statement, thereby making it effective for the Company's fiscal year 2001. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new statement will have a significant impact on the results of operations or the financial position of the Company.


3.	Accounts Receivable:
        --------------------

                                                   December 31,  December 31,
                                                       1999          1998
                                                   ------------  ------------

Construction contracts completed and in progress   $   583,104    $ 181,688
Construction material sales                            127,736        9,390
                                                   ------------  ------------

                                                   $   710,840    $ 191,078
                                                   ============  ============

4.	Costs and Estimated Earnings on Uncompleted Contracts:
        ------------------------------------------------------

        Long-term construction contracts in progress accounted for using the percentage-of-completion method at December 31 consisted of:

                                                     December 31   December 31
                                                         1999         1998
                                                     -----------   -----------

Costs incurred on uncompleted contracts              $31,548,947   $21,729,942
Estimated earnings                                     7,203,394     4,174,248
                                                     -----------   -----------
                                                      38,752,341    25,904,190
Less billings to date                                 14,009,274     3,401,443
                                                     -----------   -----------
                                                     $24,743,067   $22,502,747
                                                     ===========   ===========
Included in the accompanying balance sheet
     under the following captions:
Current portion costs and estimated earnings
     in excess of billings on uncompleted contracts  $   629,724   $         -
Long term portion costs and estimated earnings in
     excess of billings on uncompleted contracts      24,113,343    22,502,747
                                                     -----------   -----------

                                                     $24,743,067   $22,502,747
                                                     ===========   ===========


5.	Notes Receivable:
        -----------------

        In March 1999, the Company completed its construction activities on Phase I of a power generation plant located on the island of Tinian. The Company began operating the plant and thus issued notes receivable in the original amount of $13,620,809 (the estimated net present value of the payments) for construction of the power generation plant. The notes receivable called for the Company to receive payments of $180,000 per month, starting in March 1999 and those payments will total $21,600,000. The Company received ten payments or $1,800,000 during the twelve months ended December 31, 1999 and recognized $1,109,570 in interest income on the notes receivable. The notes receivable at December 31, 1999 and 1998 were:

                                                December 31    December 31
                                                    1999           1998
                                                -----------    -----------
Notes receivable on power generation plant      $12,930,379     $       -
Less current portion of notes receivable            907,822             -
                                                -----------    -----------

Long term portion of notes receivable           $12,022,557     $       -
                                                ===========    ===========

6.	Premises and Equipment:
        -----------------------

                                                 December 31     December 31
                                                     1999            1998
                                                 -----------     -----------
Machinery and equipment                          $ 1,948,568     $ 1,580,178
Office furniture and equipment                       535,294         463,038
Computer and communication equipment                  99,752          88,394
Autos                                                211,600         206,701
Leasehold improvements                               140,286         134,200
                                                 -----------     -----------
                                                   2,935,500       2,472,511

Less accumulated depreciation and amortization     1,044,312         686,102
                                                 -----------     -----------

Net premises and equipment                       $ 1,891,188     $ 1,786,409
                                                 ===========     ===========

7.	Long-Term Debt and Credit Arrangements:
        ---------------------------------------

        Notes payable to banks and long-term debt at December 31, 1999 and 1998 are shown in the following table:

                                                December 31     December 31
                                                    1999            1998
                                                -----------     -----------
Citytrust Bank letter of credit, maturing on
  May 21, 2000.  Principal and interest are
  due at maturity. This letter of Credit
  bears an interest rate of 12.5%. Secured
  by a personal guaranty from SHBC and its
  major shareholders.                           $   500,000     $         -

Bank of Hawaii credit line, maturing on
  March 26, 2001.  Principal and interest
  due at maturity. The line of credit
  Bears an interest rate of 6.25% and is
  secured by a time deposit in the Bank of
  Hawaii in the amount of $1,000,000.             1,000,000               -

Kuwait Real Estate Bank loan maturing on
  May 2, 2001.  Principal is due at
  maturity with interest due annually.
  The note bears an interest of LIBOR bank
  rate plus 2.5%. This loan is secured by
  a guarantee by SHBC And its major
  shareholders.                                   2,000,000               -

Commercial Bank of Kuwait, New York branch,
  loan, maturing on February 17, 2002.
  Principal is due at maturity  with interest
  due every six months. The note Bears an
  interest rate of LIBOR bank rate plus 3%.
  This note is secured by a guarantee by
  SHBC and its major shareholders.               25,000,000      17,500,000
                                                -----------     -----------

                                                 28,500,000      17,500,000

Less current portion                                500,000               -
                                                -----------     -----------

Total long term debt                            $28,000,000     $17,500,000
                                                ===========     ===========

7.	Long-Term Debt and Credit Arrangements: continued
        ---------------------------------------

        The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 1999, are as follows:
        2000, $500,000; 2001, $3,000,000; 2002, $25,000,000; 2003,
        none; and 2004, none.


8.	Shareholders' Equity:
        ---------------------

        During the years ended December 31, 1999, 1998 and 1997, 10,000,000 shares of the Company's common stock were issued and outstanding. The Company received a capital contribution from its stockholder, SHBC, in the amount of $700,000 in 1998. The proceeds from this capital contributions was used to repay debt to the same stockholder. The Company had no remaining debt owed to SHBC at December 31, 1998.

        In July 1999, the Board of Directors approved a one-for-ten thousand stock split to stockholders of record on July 26, 1999. There was only one shareholder of record on the record date, SHBC. All references in the financial statements to number of shares and per share amounts of the Company's common stock have been retroactively restated to reflect the increased number of shares outstanding.

        At December 31, 1999, SHBC had sold 5,381,000 shares of Telesource stock to various entities and individuals, including members of the Behbehani family. At December 31, 1999, SHBC owned directly 4,619,000 shares and beneficially owned 6,639,000 shares (the beneficially owned shares includes the stock held by the Behbehani family and SHBC).


9.	Earnings Per Share:
        -------------------

        In accordance with the disclosure requirements of "SFAS
        128", a reconciliation of the numerator and denominator of basic and diluted earnings per share is provided as follows:


Years Ended December 31,                  1999          1998          1997
                                      -----------   -----------   -----------

NUMERATOR - BASIC AND DILUTED
   EARNINGS PER SHARE
          Net income                  $ 1,650,201   $ 4,010,819   $   593,590
                                      ===========   ===========   ===========

DENOMINATOR - BASIC EARNINGS
   PER SHARE
          Common stock outstanding     10,000,000    10,000,000    10,000,000
                                      ===========   ===========   ===========

Basic and diluted earnings per share  $      0.17   $      0.40   $      0.06
                                      ===========   ===========   ===========


10.	Financial Instruments With Off-Balance-Sheet Risk and
        Concentrations of Credit Risk:
        ------------------------------

        The Company is party to financial instruments with off-balance-sheet risk, entered into in the normal course of business to meet the Company's financing needs. These financial instruments involve letters of credit. At December 31, 1999, the Company had no unused balance on its letter of credit. The instruments involve, to varying degrees, elements of interest rate risk in excess of the amount recognized in the financial statements.

10.	Financial Instruments With Off-Balance-Sheet Risk and
        Concentrations of Credit Risk: continued
        ------------------------------

        The Company has completed phase I construction of the power generation plant on the island of Tinian which began operations in March 1999. The Company is currently in the process of constructing phase II of the power generation plant and expects construction on phase II to be completed in March 2000. The power generation plant will be operated by the Company for a period of ten years upon completion of phase II. The Company will receive monthly payments for ten years which will include repayment to the Company for the construction costs, fees for the generation of electricity as well as fees for the operation and maintenance of the
        power plant.   The Company has received promissory notes
        covering the first phase of constructing the power plant. The promissory notes have a repayment schedule of ten years and a payment of $180,000 per month. The Company's exposure to credit loss in the event of nonperformance by counter parties to the promissory notes is represented by the contractual amount of those instruments.


11.	Related Party Transactions:
        ---------------------------

        Certain of the Company's executive officers, directors and major shareholders are also owners, officers and/or directors of SHBC located in Kuwait. SHBC is a civil, electrical and mechanical construction contractor with 750 employees and over 30 years of experience. SHBC and its affiliates was the sole shareholder of Telesource International prior to July 1999, at which time some of the ownership was divested. SHBC and Telesource International bid and compete within the same industries; however, SHBC has agreed in writing to give the Company the right of first refusal on projects within the United States and its territories, the Pacific Rim and the Indian Ocean. This right of first refusal agreement between SHBC and the Company specifically excludes projects or modifications for the International Broadcasting Bureau's stations located outside of the continental United States, which both SHBC and the Company may freely bid. Additionally, SHBC and SHBC's majority shareholders, Fouad Behbehani and Nasrallah Behbehani, have signed as guarantors on Telesource CNMI's promissory note for $25,000,000 with the Commercial Bank of Kuwait, New York Branch, and SHBC and SHBC's majority stockholders, Fouad Behbehani and Nasrallah Behbehani have signed as guarantors on a $500,000 letter of credit with the Citytrust Bank. The $25,000,000 promissory note is used by Telesource to finance the construction activities on the power plant and the letter of credit will be used to secure a performance surety bond on an overhead line project. SHBC and SHBC's majority stockholders, Fouad Behbehani and Nasrallah Behbehani, have also signed as guarantors on a $2,000,000 line of credit with the Kuwait Real Estate Bank for Telesource. There can be no assurance that upon maturity of these borrowing contracts that SHBC will continue to renew its guarantee of the debt.

        Additionally, from time-to-time the Company may hire, on a part time or temporary basis, individuals employed by SHBC to provide assistance to Telesource on certain projects in the Northern Mariana Islands. The rates paid will not exceed the fair market value of similar services provided by unrelated third parties.

        In 1996, the Company was subcontracted by SHBC to build a multimillion dollar radio relay station in the Commonwealth of Northern Mariana Islands for the United States Information Agency. The agreement between SHBC and the Company included payment to the Company on a monthly basis for all time and material plus a fee of 7.5% on local purchases and procurements. The radio relay station project was completed in early 1999, however, an addition to the radio relay station was approved and the Company was hired by SHBC to perform additional construction services on the radio relay station under the same terms as the original agreement and expects to complete the additional construction services by February 2000. The Company does not believe that the subcontract with SHBC is indicative of future contracts and expected results.

11.	Related Party Transactions: continued
        ---------------------------

        The following table describes the condensed financial information related to SHBC in regards only to the radio relay station project:

Years Ended December 31,        1999           1998            1997
                           ------------   ------------   -------------
Construction revenues      $  2,180,683   $  3,786,177   $   3,561,055
Sales                         1,691,426      2,236,888       3,801,805
                           ------------   ------------   -------------
     Gross revenues           3,872,109      6,023,065       7,362,860
Construction costs            2,168,449      3,603,465       3,563,007
Cost of sales                 1,532,730      2,110,272       3,586,608
                           ------------   ------------   -------------
      Gross profit         $    170,930   $    309,328   $     213,245
                           ============   ============   =============

        The Company had total sales of $3,129,587, $5,427,103 and $4,247,086 during the twelve months ended December 31, 1999, 1998 and 1997, respectively to SHBC, including sales listed above for the radio relay station project. At December 31, 1999 and 1998, the Company had receivables due from SHBC in the amount of $320,109 and $186,326, respectively.

        Additionally, the Company earned rental income of $610,918, $1,380,596 and $882,078 during the twelve months ended December 31, 1999, 1998 and 1997 from SHBC along with service fees of $204,628, $351,956 and $362,536 during the twelve months ended December 31, 1999, 1998 and 1997, respectively from SHBC as well.

        In March 1999, the Company signed a three year lease for 20,000 square meters of land. The land will be used to store equipment for the Company. The lease has a total cost for the three year period of $75,000 and was paid in full. The lease is with Retsa Development Incorporated. Our President and CEO, K.J. Semikian and one of our directors, Max Engler, serves on Retsa Development Incorporated's board of directors.

        The Company held an investment in Telebond Insurance Corporation at December 31, 1999, in the amount of $50,000. During 1999, the Company purchased insurance from Telebond in the amount of $211,357 and held a prepaid asset for insurance in the amount of $170,812 at December 31, 1999. Our President and CEO, K.J. Semikian serves on Telebond Insurance Corporation's board of directors.

        The above amounts, terms and related party amounts disclosed on the financial statements are not necessarily indicative of the amounts and terms which would have been incurred had comparable transactions been entered into with independent parties.


12.	Federal Income Tax:
        -------------------

        The components of the provision for income taxes are as follows:

                          December 31,      December 31,
                              1999              1998
                          ------------      ------------
Currently payable         $    100,000      $    385,000
Deferred taxes                 277,618           317,795
                          ------------      ------------
                          $    377,618      $    702,795
                          ============      ============

12.	Federal Income Tax: continued
        -------------------

        The difference between the provision for income taxes and the amounts obtained by applying the statutory U.S. Federal Income tax rate to the consolidated net income before taxes is as follows:

                                           December 31,   December 31,
                                               1999           1998
                                           ------------   ------------
Tax expense at statutory rate              $    938,000   $ 1,602,629
Benefit of subsidiary's net
   operating losses not deductible                7,000      (101,774)
Reduction of taxes due to Northern
   Mariana Territorial Income tax credit       (297,382)     (504,349)
Reduction of taxes due to Northern
   Mariana Island Business gross
   receipts tax                                (270,000)     (293,711)
                                           ------------   ------------
Effective tax rate                         $    377,618   $   702,795
                                           ============   ============

        The sources of significant temporary differences which gave rise to deferred tax assets and liabilities at December 31, 1998 and 1997 are as follows:

                                                   1999         1998
                                                ----------   ----------
Deferred tax assets
   Tax basis of tangible and intangible
      assets in excess of book basis            $   25,000   $   21,555
   Accrued expenses not deductible until paid            -        7,500
   Net operating loss carryovers                    95,000       22,350
   Unused alternative minimum tax credit           490,000  	476,713
                                                ----------   ----------
                                                   610,000      528,118
   Valuation allowance                             (70,000)     (47,655)
                                                ----------   ----------
   Deferred tax assets                             540,000      480,463
                                                ----------   ----------

Deferred tax liabilities
   Difference in reporting gross profit
      on uncompleted contracts                     500,000      330,379
   Taxes due on Northern Mariana Island
      Business gross receipts tax                  550,000      382,466
                                                ----------   ----------
                                                 1,050,000      712,845
                                                ----------   ----------
   Net deferred tax liability                   $  510,000   $  232,382
                                                ==========   ==========

        Telesource International, Inc., Commsource International, Inc. and Telesource CNMI, Inc. file separate corporation income tax returns. Telesource International, Inc. and Commsource International, Inc. are U.S. corporations which file separate U.S. Corporate tax returns. Telesource CNMI, Inc. is a Commonwealth of Northern Mariana Island corporation and files a corporation tax return for this commonwealth.

        At December 31, 1999, Telesource International, Inc. and Commsource International, Inc. have net operating loss carryforwards of approximately $112,000 and $170,000, respectfully. The net operating loss carryforwards expire in the years 2000 through 2018. The utilization of this net operating loss carryforward is limited by Section 382 of the Internal Revenue Code of 1986 to approximately $15,000 annually until its expiration.

13.	Commitments and Contingencies:
        ------------------------------

        Minimum rental commitments under all noncancellable-operating leases, primarily property, vehicles and construction equipment, in effect at December 31, 1999 were:

        Years Ending December 31,
                        2000            $   199,520
                        2001                166,961
                        2002                113,718
                        2003                 86,700
                        2004                  4,800
                                        -----------
        Total minimum rental commitment     571,699
        Less prepayments                    112,672
                                        -----------
                                        $   459,027
                                        ===========

        Lease expense was $181,726 for the year ended December 31, 1999, $231,849 for the year ended December 31, 1998 and $262,175 for the year ended December 31, 1997.

        Telesource entered into an employment agreement with Khajadour Semikian in June 1999 and Nidal Zayed in August 1999. The term of the agreement with Mr. Semikian is from July 1, 1999 to July 1, 2002. Under the terms of the agreement, Mr. Semikian is required to devote his full time to the Company's business. The Company has agreed to pay him an annualized base salary of $220,000 for the current fiscal year, subject to an increase on January 1, 2000 to $270,000 and to remain at $270,000 per year till July 1, 2002. The payment of cash bonuses to Mr. Semikian will be at the Board's discretion. The Company has agreed to provide Mr. Semikian with health insurance for him and his family at a reduced rate. The term of the agreement with Mr. Zayed is from September 1, 1999 to September 1, 2002. Under the terms of the agreement, Mr. Zayed responsibilities' comprise serving as the number two operating officer accountable for the full range of operations. The Company has agreed to pay him an annualized base salary of $125,000 per year for the term of the agreement. The payment of cash bonuses to Mr. Zayed will be at the Board's discretion. The Company has also agreed to provide Mr. Zayed with health insurance for him and his family at a reduced rate along with a company car.

        During 1999, Commsource International, a subsidiary of Telesource, adopted a 401(k) employee benefit plan that covers all employees who meet certain age and service requirements. Employees may make contributions to the plan through salary deferrals. Commsource International does not provide any matching funds for contributions; however, Commsource International does cover the expenses of administering the plan. The annual costs to administer the plan are expected to be approximately $750.

        Telesource is involved in various litigation proceedings incidental to the ordinary course of business. In the opinion of management, the ultimate liability, if any, resulting from such litigation would not be material in relation to the Company's financial position or results of operations.


14.	Backlog:
        --------

        The following schedule summarizes changes in backlog on contracts during the year ended December 31, 1999. Backlog represents the amount of revenue the Company expects to realize from work to be performed on uncompleted contracts in progress at year end and from contractual agreements on which work has not yet begun.

14.	Backlog: continued
        --------

        Backlog balance at December 31, 1998             $  27,836,569
        New contracts during the year                       10,507,142
                                                         -------------
                                                            38,343,711
        Less contract revenue earned during the year        18,612,386
                                                         -------------

        Backlog balance at December 31, 1999             $  19,731,325
                                                         =============


15.	Business Segment Information:
        -----------------------------

        The Company adopted "SFAS No. 131", Disclosure About Segments of an Enterprise and Related Information, in 1998. The adoption of this statement did not have any effect on either the current or prior year's presentation of reportable segments. For 1998 and 1997, the Company was primarily involved in two lines of business, construction and trading of U.S. fabricated products.

        There were no material amounts of transfers between lines of business. Any intersegment sales have been eliminated. In 1999, Telesource had three operating segments: construction services, trading of U.S. fabricated goods and power generation. Power generation activities did not commence until March 1999 and therefore no segment information is available. The following table sets forth certain segment information for the periods indicated:

15.	Business Segment Information:
        -----------------------------

                                                    Power
                                                  Generation      Construction         Trading             Total
                                                 ------------    --------------     -------------    ----------------
                                                                                                     <C

1999:
      Gross revenues                               $ 121,333      $ 19,306,599       $ 3,608,419        $ 23,036,351
      Costs and expenses                             638,062        14,798,543         3,161,775          18,598,380
            Gross profit                            (516,729)        4,508,056           446,644           4,437,971
      Expenses                                        18,061         2,257,338         1,061,001           3,336,400
      Operating profit (loss)                       (534,790)        2,250,718         (614,357)           1,101,571
      Other income (expense)                         721,087           205,131                30             926,248
      Net income (loss)                              186,297         2,078,231         (614,327)           1,650,201

      Current assets                                  17,018         3,183,759           202,795           3,403,572
      Costs and estimated earnings in excess
          of billings                                      -        24,113,343                 -          24,113,343
      Notes receivable, net of current portion             -        12,022,557                 -          12,022,557
      Total assets                                    17,018        42,311,888           306,295          42,635,201
      Total liabilities                                    -        34,648,688           519,792          35,168,480


1998:
      Gross revenues                                 $     -      $ 28,069,654       $ 5,398,553        $ 33,468,207
      Costs and expenses                                   -        21,931,964         5,099,326          27,031,290
            Gross profit                                   -         6,137,690           299,227           6,436,917
      Expenses                                             -           824,390           875,684           1,700,074
      Operating profit (loss)                              -         5,313,300         (576,457)           4,736,843
      Other income (expense)                               -          (35,682)            12,453            (23,229)
      Net income (loss)                                    -         4,574,823         (564,004)           4,010,819

      Current assets                                       -           925,732           322,178           1,247,910
      Costs and estimated earnings in excess
          of billings                                      -        22,502,747                 -          22,502,747
      Total assets                                         -        25,171,887           424,292          25,596,179
      Total liabilities                                    -        19,292,695           486,964          19,779,659


1997:
      Gross revenues                                 $     -       $ 4,805,669       $ 8,570,339        $ 13,376,008
      Costs and expenses                                   -         3,563,007         8,057,617          11,620,624
            Gross profit                                   -         1,242,662           512,722           1,755,384
      Expenses                                             -           467,159           637,469           1,104,628
      Operating profit (loss)                              -           775,503         (124,747)             650,756
      Other expense                                        -            30,697                 -              30,697
      Net income (loss)                                    -           718,337         (124,747)             593,590

      Current assets                                       -         2,090,403            72,374           2,162,777
      Costs and estimated earnings in excess
          of billings                                      -         5,187,997                 -           5,187,997
      Total assets                                         -         8,346,759         1,074,752           9,421,511
      Total liabilities                                    -         7,042,390         1,273,420           8,315,810

        Gross profit is total operating revenue less operating expenses. Gross profit excludes general corporate expenses, interest expense, interest income and income taxes.

16.	Subsequent Events:
        ------------------

        The Company entered into a borrowing agreement with The Hongkong and Shanghai Banking Corporation Limited, ("Hongkong Shanghai Bank") Guam Branch, on January 24, 2000 for a $2,000,000 line of credit. This line of credit is secured by the promissory notes Telesource holds on the power generation plant. This line of credit has a maturity January 31, 2001 with interest payments due monthly and principal due at maturity. This line bears an interest rate of the Bank of Hawaii's prime rate plus 1.5%.

PART II--INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

Delaware

	Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its Directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

	Under Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The
Registrant believes that these provisions are necessary to attract and retain qualified persons as Directors and officers. These provisions do not eliminate the Directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each Director will continue to be subject to liability (i) for breach of the Directors' duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. The provisions also does not affect a Directors' responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

Florida

	Florida Business Corporation Act. Section 607.0850(1) of the Florida Business Corporation Act (the "FBCA") provides that a Florida corporation, such as the Company, shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

	Section 607.0850(2) of the FBCA provides that a Florida corporation shall have the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

	Section 607.850 of the FBCA further provides that: (i) to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he shall be indemnified against expense actually and reasonably incurred by him in connection therewith; (ii) indemnification provided pursuant to Section 607.0850 is not exclusive; and
(iii) the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 607.0850.

	Notwithstanding the foregoing, Section 607.0850 of the FBCA provides that indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the liability provisions regarding unlawful distributions are applicable; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

	Section 607.0831 of the FBCA provides that a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless: (i) the director breached or failed to perform his duties as a director; and (ii) the director's breach of, or failure to perform, those duties constitutes: (A) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (B) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (C) a circumstance under which the liability provisions regarding unlawful distributions are applicable; (D) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (E) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

	Articles and Bylaws. The Company's Articles of Incorporation and the Company's Bylaws provide that the Company shall, to the fullest extent permitted by law, indemnify all directors of the Company, as well as any officers or employees of the Company to whom the Company has agreed to grant indemnification.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

        The exhibits and financial statement schedules listed on the accompanying Exhibit Index are filed as part of this Registration Statement and such Exhibit Index is hereby incorporated by reference.


ITEM 22. UNDERTAKINGS

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

	The undersigned Registrant hereby undertakes:

(1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request;

(2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective;

(3) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(4) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa , State of Florida , on March 27, 2000 .

                                          Sixth Business Service Group, INC.

                                          By: /s/  MICHAEL T. WILLIAMS.
                                             ------------------------------
                                              President and Treasurer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        SIGNATURE               TITLE                           DATE
        /s/MICHAEL T. WILLIAMS  President and Treasurer         MARCH 27, 2000

                                EXHIBIT INDEX

EXHIBIT
NUMBER                   EXHIBIT DESCRIPTION
-------            --------------------------------
2.01	Agreement and Plan of Merger and Plan of Reorganization dated as of November 30, 1999 among Sixth Business Service Group, Inc. and Telesource International, Inc.
3.01	Certificate of Incorporation of Sixth Business Service Group
3.02	By-laws of Sixth Business Service Group
5.01	Opinion of Williams Law Group P.A. regarding the validity of the securities being registered.
10.01	Agreement for Design, Supply of Plant and Equipment, Private
        Construction, Maintenance and Operation, and Transfer of Ownership
        dated June 10, 1997
10.02	Agreement for Design, Supply of Plant and Equipment, Private
        Construction, Maintenance and Operation, and Transfer of Ownership, Change Order Number 1, dated November 30, 1998
10.03	Agreement for Design, Supply of Plant and Equipment, Private
        Construction, Maintenance and Operation, and Transfer of Ownership, Change Order Number 2, dated November 30, 1998
10.04	Agreement and Contract for Construction of Koblerville Expansion
        Project between the Northern Mariana Islands and Telesource International dated July 28, 1998
10.05	Agreement between Sayed Hamid Behbehani & Sons, Co. W.L.L. and
        Telesource International CNMI, Inc., Radio Relay Station Subcontract dated January 6, 1997 and Addendum dated August 27, 1998
10.06	Memorandum of Understanding between Sayed Hamid Behbehani & Sons,
        Co. W.L.L. and Telesource International, Inc. regarding right of first refusal for certain areas
10.07	Memorandum of Understanding between Sayed Hamid Behbehani & Sons,
        Co. W.L.L. and Telesource International, Inc. regarding commission fees
10.08	Agreement to Supply Series of Doors and Associated Equipment for
        the United States Department of State for the Construction of Diplomatic Housing in Kuwait between P.W.S. International, Inc., the supplier, and Telesource International, Inc., the contractor, dated August 31, 1999
10.09	Agreement to Supply Electrical Items for Power Plant Subcontract
        between Wheeler Power Systems, the subcontractor, and Commsource International, Inc., the contractor, dated June 10, 1998
10.10	Note Agreement between the Commercial Bank of Kuwait, New York
        Branch, and Telesource International CNMI, Inc. dated August 20, 1998
10.11	Term Loan Agreement between the Kuwait Real Estate Bank and
        Telesource International CNMI, Inc. dated May 2, 1999*
10.12	Line of Credit Agreement between the Bank of Hawaii and
        Telesource International CNMI, Inc.
10.13	Credit Agreement between Hongkong and Shanghai Bank Corporation,
        Limited and Telesource CNMI, Inc. dated January 21, 2000
10.14	Lease of Tinian Land between the Commonwealth Utilities
        Corporation and Telesource International CNMI, Inc.
10.15	Employment Contract between K.J. Semikian and Telesource
        International, Inc.
10.16	Employment Contract between Nidal Z. Zayed and Telesource
        International, Inc.
10.17	Adoption Agreement for Aetna Life Insurance and Annuity Company
        Standardized 401(k) Profit Sharing Plan and Trust between Aetna Life Insurance and Annuity Company and Commsource International, Inc. dated November 13, 1998
23.01	Consent of independent accountants to Telesource International,
        Inc. with respect to the use of its February 18, 2000 Report
23.02	Consent of Williams Law Group P.A.
99.01	Form of Sixth Business Service Group Proxy Card*

*  To be filed by Amendment